

The Cove
South San Francisco, CA

Earnings Release
and Supplemental Report

First Quarter 2023

Healthpeak
PROPERTIES


Hayden Research Campus
Lexington, MA

TABLE OF
Contents

Healthpeak Properties Reports First Quarter 2023 Results and Declares Quarterly Cash Dividend on Common Stock

DENVER, April 27, 2023 - Healthpeak Properties, Inc. (NYSE: PEAK) today announced results for the first quarter ended March 31, 2023.

FIRST QUARTER 2023 FINANCIAL PERFORMANCE AND RECENT HIGHLIGHTS

– Net income of $0.22 per share, Nareit FFO of $0.42 per share, FFO as Adjusted of $0.42 per share, AFFO of $0.38 per share, and blended Total Same-Store Portfolio Cash (Adjusted) NOI growth of 5.5%

   • Life Science and MOB Same-Store Portfolio Cash (Adjusted) NOI growth of 6.3% and 3.7%, respectively

– First quarter life science new and renewal lease executions totaled 311,000 square feet, with +55% cash releasing spreads on renewals

– Placed-in-service the remaining 19,000 square feet at 101 CambridgePark Drive

– Balance Sheet:

   • In January 2023, issued $400 million of 5.25% fixed rate 10-year senior unsecured notes

   • Net debt to Adjusted EBITDAre was 5.4x as of March 31, 2023

– On February 10, 2023, Healthpeak implemented a holding company reorganization to an Umbrella Partnership Real Estate Investment Trust (UPREIT)

– Board of Directors:

   • Kathy Sandstrom appointed Chair of the Board of Directors

   • Jim Connor appointed as an independent director

– Healthpeak's Board of Directors declared today a quarterly common stock cash dividend of $0.30 per share to be paid on May 19, 2023, to stockholders of record as of the close of business on May 8, 2023

– Recent ESG accomplishments include:

   • Earned the 2023 ENERGY STAR® Partner of the Year Award from the U.S. Environmental Protection Agency and the U.S. Department of Energy, marking Healthpeak's third time receiving the award

   • Ranked in the top 10% of companies by ISS for each of our environmental, social, and governance quality scores

   • Named a Women's Forum of New York Corporate Champion for the fifth time

FIRST QUARTER COMPARISON

(in thousands, except per share amounts)	Three Months Ended March 31, 2023		Three Months Ended March 31, 2022	
	Amount	Per Share	Amount	Per Share
Net income, diluted	$ 117,698	$ 0.22	$ 69,637	$ 0.13
Nareit FFO, diluted	230,443	0.42	245,783	0.45
FFO as Adjusted, diluted	231,881	0.42	237,186	0.43
AFFO, diluted	209,299	0.38	203,682	0.37

Nareit FFO, FFO as Adjusted, AFFO, Same-Store Cash (Adjusted) NOI, and Net Debt to Adjusted EBITDAre are supplemental non-GAAP financial measures that we believe are useful in evaluating the operating performance and financial position of real estate investment trusts (see the "Funds From Operations" and "Adjusted Funds From Operations" sections of this release for additional information). See "March 31, 2023 Discussion and Reconciliation of Non-GAAP Financial Measures" for definitions, discussions of their uses and inherent limitations, and reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP in the Investor Relations section of our website at http://ir.healthpeak.com/quarterly-results.

SAME-STORE ("SS") OPERATING SUMMARY

The table below outlines the year-over-year three-month SS Cash (Adjusted) NOI growth.

Year-Over-Year Total SS Portfolio Cash (Adjusted) NOI Growth

	Three Month	
	SS Growth %	% of SS
Life science	6.3%	47.8%
Medical office	3.7%	41.5%
CCRC	9.5%	10.7%
Total Portfolio	**5.5%**	**100.0%**

101 CAMBRIDGEPARK DRIVE DEVELOPMENT

During the first quarter, Healthpeak placed-in-service the remaining 19,000 square feet, representing $28 million of investment, at 101 CambridgePark Drive in Cambridge, Massachusetts.

101 CambridgePark Drive totals approximately 161,000 square feet, with the purpose-built lab space 100% leased. When combined with the adjacent life science holdings at 35 and 87 CambridgePark Drive, the flagship 450,000 square foot campus along CambridgePark Drive brings Healthpeak's operating life science ownership in the Boston market to 2.6 million square feet. This portfolio was 99% occupied as of the end of the first quarter.

DISPOSITIONS AND LOAN REPAYMENTS

During the first quarter, Healthpeak received $158 million of seller financing and other loan repayments. Subsequent to the first quarter, Healthpeak received an additional $14 million of seller financing repayments.

As previously announced, in January 2023, Healthpeak closed on the sale of two held-for-sale life science buildings in Durham, North Carolina for $113 million.

In March 2023, Healthpeak and its joint venture partner sold a non-core MOB in the Tampa MSA for $32 million. Healthpeak's share of the sales price was $16 million.

SORRENTO THERAPEUTICS UPDATE

As previously disclosed, on February 13, 2023, Sorrento Therapeutics, Inc. ("Sorrento") commenced voluntary reorganization proceedings under Chapter 11 of the U.S. Bankruptcy Code (the "Code") in the U.S. Bankruptcy Court for the Southern District of Texas (the "Court").

OPERATING LEASES UPDATE

Sorrento has four separate leases in Healthpeak operating assets totaling approximately 211,000 square feet. Sorrento is entitled to certain rights under the Code regarding the assumption or rejection of its lease obligations with Healthpeak but has not yet filed any motion with the Court indicating whether it will assume or reject the leases. As of April 27, 2023, Healthpeak has received all contractually-owed rent from Sorrento. During the first quarter, Healthpeak incurred an $8.7 million non-cash write-off of previously recognized straight-line rent receivable related to Sorrento and began recognizing rents on a cash basis. Healthpeak holds either a security deposit or a letter of credit pursuant to each of the four leases, totaling $2.6 million.

DEVELOPMENT LEASE UPDATE

On April 14, 2023, the Court approved Sorrento's rejection of the lease on The Gateway at Directors Place, a 163,000 square foot development property located in Sorrento Mesa submarket of San Diego. On April 20, 2023, Healthpeak drew on the $2.3 million letter of credit held pursuant to this lease. Healthpeak is currently marketing the Class A property to new tenants and has revised the initial occupancy date to mid-2024. Healthpeak will continue capitalizing interest on the development for the balance of 2023.

CAPITAL MARKETS ACTIVITY

SENIOR UNSECURED NOTES

As previously announced, in January 2023, Healthpeak completed a public offering of $400 million 5.25% fixed rate senior unsecured notes due 2032. Net proceeds from the offering were used to repay a portion of the Company's outstanding commercial paper and for general corporate purposes.

UPREIT CONVERSION

During the first quarter, Healthpeak implemented a holding company reorganization to restructure Healthpeak Properties, Inc. as an Umbrella Partnership Real Estate Investment Trust, or UPREIT. The UPREIT conversion aligns Healthpeak's corporate structure with other publicly traded U.S. real estate investment trusts and supports external growth by offering real estate owners a tax-deferred alternative for disposing of properties.

For additional detail, please see the Current Report on Form 8-K12B that we filed with the SEC on February 10, 2023.

BOARD UPDATES

Healthpeak announced today that Kathy Sandstrom was appointed as independent Chair of the Board of Directors, succeeding Brian Cartwright, who continues to serve as an independent director. For more information, please see the press release dated April 27, 2023, which is available in the Investor Relations section of our website at http://ir.healthpeak.com.

As previously announced, on March 14, 2023, Healthpeak appointed Jim Connor as a new independent director to its Board of Directors. For more information about Mr. Connor, please see the press release dated March 14, 2023, which is available in the Investor Relations section of our website at http://ir.healthpeak.com.

DIVIDEND

Healthpeak's Board declared today a quarterly common stock cash dividend of $0.30 per share to be paid on May 19, 2023, to stockholders of record as of the close of business on May 8, 2023.

2023 GUIDANCE

We are reaffirming the following guidance ranges for full year 2023:

- Diluted earnings per common share of $0.52 – $0.58
- Diluted Nareit FFO share of $1.70 – $1.76
- Diluted FFO as Adjusted per share of $1.70 – $1.76

We are updating the following guidance range for full year 2023:

- Total Portfolio Same-Store Cash (Adjusted) NOI growth from 2.75% – 4.25% to 3.00% – 4.50%

These estimates do not reflect the potential impact from unannounced future transactions. These estimates are based on our view of existing market conditions, transaction timing, and other assumptions for the year ending December 31, 2023. For additional details and assumptions underlying this guidance, please see page 36 in our corresponding Supplemental Report and the Discussion and Reconciliation of Non-GAAP Financial Measures, both of which are available in the Investor Relations section of our website at http://ir.healthpeak.com.

COMPANY INFORMATION

Healthpeak has scheduled a conference call and webcast for Friday, April 28, 2023, at 9:00 a.m. Mountain Time (11:00 a.m. Eastern Time) to review its financial and operating results for the quarter ended March 31, 2023. The conference call is accessible by dialing (888) 317-6003 (U.S.) or (412) 317-6061 (international). The conference ID number is 8338797. You may also access the conference call via webcast in the Investor Relations section of our website at http://ir.healthpeak.com. An archive of the webcast will be available on Healthpeak's website through April 28, 2024, and a telephonic replay can be accessed through May 5, 2023, by dialing (877) 344-7529 (U.S.) or (412) 317-0088 (international) and entering conference ID number 6674490. Our Supplemental Report for the current period is also available, with this earnings release, in the Investor Relations section of our website.

ABOUT HEALTHPEAK

Healthpeak Properties, Inc. is a fully integrated real estate investment trust (REIT) and S&P 500 company. Healthpeak owns, operates and develops high-quality healthcare real estate focused on the aging population and the desire for improved health.

FORWARD-LOOKING STATEMENTS

Statements contained in this release that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof. Examples of forward-looking statements include, among other things: (i) statements regarding timing, outcomes and other details relating to current, pending or contemplated acquisitions, dispositions, transitions, developments, redevelopments, densifications, joint venture transactions, leasing activity and commitments, capital recycling plans, financing activities, or other transactions discussed in this release; (ii) the payment of a quarterly cash dividend; (iii) the information presented under the heading "Sorrento Therapeutics Update" that is not historical information; and (iv) the information presented under the heading "2023 Guidance." Pending acquisitions, dispositions, joint venture transactions, leasing activity, and financing activity, including those subject to binding agreements, remain subject to closing conditions and may not be completed within the anticipated timeframes or at all. Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this release, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. These risks and uncertainties include, but are not limited to: macroeconomic trends, including inflation, interest rates, labor costs, and unemployment; the ability of our existing and future tenants, operators, and borrowers to conduct their respective businesses in a manner that generates sufficient income to make rent and loan payments to us; the financial condition of our tenants, operators, and borrowers, including potential bankruptcies and downturns in their businesses, and their legal and regulatory proceedings; our concentration of real estate investments in the healthcare property sector, which makes us more vulnerable to a downturn in a specific sector than if we invested across multiple sectors; the illiquidity of real estate investments; our ability to identify and secure new or replacement tenants and operators; our property development, redevelopment, and tenant improvement activity risks, including project abandonments, project delays, and lower profits than expected; changes within the life science industry; significant regulation, funding requirements, and uncertainty faced by our life science tenants; the ability of the hospitals on whose campuses our medical office buildings (MOBs) are located and their affiliated healthcare systems to remain competitive or financially viable; our ability to develop, maintain, or expand hospital and health system client relationships; operational risks associated with third party management contracts, including the additional regulation and liabilities of our properties operated through RIDEA structures; economic conditions, natural disasters, weather, and other conditions that negatively affect geographic areas where we have concentrated investments; uninsured or underinsured losses, which could result in significant losses and/or performance declines by us or our tenants and operators; our investments in joint ventures and unconsolidated entities, including our lack of sole decision making authority and our reliance on our partners' financial condition and continued cooperation; our use of fixed rent escalators, contingent rent provisions, and/or rent escalators based on the Consumer Price Index; competition for suitable healthcare properties to grow our investment portfolio; our ability to foreclose or exercise rights on collateral securing our real estate-related loans; investment of substantial resources and time in transactions that are not consummated; our ability to successfully integrate or operate acquisitions; the potential impact on us and our tenants, operators, and borrowers from litigation matters, including rising liability and insurance costs; environmental compliance costs and liabilities associated with our real estate investments; epidemics, pandemics, or other infectious diseases, including Covid, and health and safety measures intended to reduce their spread; the loss or limited availability of our key personnel; our reliance on information technology systems and the potential impact of system failures, disruptions, or breaches; increased borrowing costs, including due to rising interest rates; cash available for distribution to stockholders and our ability to make dividend distributions at expected levels; the availability of external capital on acceptable terms or at all, including due to rising interest rates, changes in our credit ratings and the value of our common stock, volatility or uncertainty in the capital markets, and other factors; our ability to manage our indebtedness level and covenants in and changes to the terms of such indebtedness; bank failures or other events affecting financial institutions; the failure of our tenants, operators, and borrowers to comply with federal, state, and local laws and regulations, including resident health and safety requirements, as well as licensure, certification, and inspection requirements; required regulatory approvals to transfer our senior housing properties; compliance with the Americans with Disabilities Act and fire, safety, and other regulations; laws or regulations prohibiting eviction of our tenants; the requirements of, or changes to, governmental reimbursement programs such as Medicare or Medicaid; legislation to address federal government operations and administrative decisions affecting the Centers for Medicare and Medicaid Services; our participation in the CARES Act Provider Relief Fund and other Covid-related stimulus and relief programs; our ability to maintain our qualification as a REIT; changes to U.S. federal income tax laws, and potential deferred and contingent tax liabilities from corporate acquisitions; calculating non-REIT tax earnings and profits distributions; ownership limits in our charter that restrict ownership in our stock; provisions of Maryland law and our charter that could prevent a transaction that may otherwise be in the interest of our stockholders; and other risks and uncertainties described from time to time in our Securities and Exchange Commission filings. Except as required by law, we do not undertake, and hereby disclaim, any obligation to update any forward-looking statements, which speak only as of the date on which they are made.

CONTACT

Andrew Johns, CFA
Senior Vice President – Investor Relations
720-428-5400

Healthpeak Properties, Inc.

Consolidated Balance Sheets

In thousands, except share and per share data

		March 31, 2023		December 31, 2022
Assets				
Real estate:				
Buildings and improvements	$	12,889,290	$	12,784,078
Development costs and construction in progress		819,810		760,355
Land		2,674,942		2,667,188
Accumulated depreciation and amortization		(3,296,781)		(3,188,138)
Net real estate		13,087,261		13,023,483
Loans receivable, net of reserves of $6,152 and $8,280		243,149		374,832
Investments in and advances to unconsolidated joint ventures		714,679		706,677
Accounts receivable, net of allowance of $2,413 and $2,399		57,705		53,436
Cash and cash equivalents		59,235		72,032
Restricted cash		57,990		54,802
Intangible assets, net		391,956		418,061
Assets held for sale, net		—		49,866
Right-of-use asset, net		235,591		237,318
Other assets, net		754,723		780,722
Total assets	$	**15,602,289**	$	**15,771,229**
Liabilities and Equity				
Bank line of credit and commercial paper	$	556,000	$	995,606
Term loans		496,168		495,957
Senior unsecured notes		5,056,543		4,659,451
Mortgage debt		345,167		346,599
Intangible liabilities, net		149,604		156,193
Liabilities related to assets held for sale, net		—		4,070
Lease liability		207,734		208,515
Accounts payable, accrued liabilities, and other liabilities		688,994		772,485
Deferred revenue		878,444		844,076
Total liabilities		**8,378,654**		**8,482,952**
Commitments and contingencies				
Redeemable noncontrolling interests		85,902		105,679
Common stock, $1.00 par value: 750,000,000 shares authorized; 546,994,803 and 546,641,973 shares issued and outstanding		546,995		546,642
Additional paid-in capital		10,360,058		10,349,614
Cumulative dividends in excess of earnings		(4,316,038)		(4,269,689)
Accumulated other comprehensive income (loss)		18,721		28,134
Total stockholders' equity		6,609,736		6,654,701
Joint venture partners		320,363		327,721
Non-managing member unitholders		207,634		200,176
Total noncontrolling interests		527,997		527,897
Total equity		**7,137,733**		**7,182,598**
Total liabilities and equity	$	**15,602,289**	$	**15,771,229**

Healthpeak Properties, Inc.
Consolidated Statements of Operations
In thousands, except per share data

		Three Months Ended March 31,		
		2023		**2022**
Revenues:				
Rental and related revenues	$	392,431	$	370,150
Resident fees and services		127,084		121,560
Interest income		6,163		5,494
Income from direct financing leases		—		1,168
Total revenues		525,678		498,372
Costs and expenses:				
Interest expense		47,963		37,586
Depreciation and amortization		179,225		177,733
Operating		223,088		207,247
General and administrative		24,547		23,831
Transaction costs		2,425		296
Impairments and loan loss reserves (recoveries), net		(2,213)		132
Total costs and expenses		475,035		446,825
Other income (expense):				
Gain (loss) on sales of real estate, net		81,578		3,856
Other income (expense), net		772		18,316
Total other income (expense), net		82,350		22,172
Income (loss) before income taxes and equity income (loss) from unconsolidated joint ventures		**132,993**		**73,719**
Income tax benefit (expense)		(302)		(777)
Equity income (loss) from unconsolidated joint ventures		1,816		2,084
Income (loss) from continuing operations		**134,507**		**75,026**
Income (loss) from discontinued operations		**—**		**317**
Net income (loss)		**134,507**		**75,343**
Noncontrolling interests' share in continuing operations		(15,555)		(3,730)
Net income (loss) attributable to Healthpeak Properties, Inc.		**118,952**		**71,613**
Participating securities' share in earnings		(1,254)		(1,976)
Net income (loss) applicable to common shares	$	**117,698**	$	**69,637**
Basic earnings (loss) per common share:				
Continuing operations	$	0.22	$	0.13
Discontinued operations		—		0.00
Net income (loss) applicable to common shares	$	**0.22**	$	**0.13**
Diluted earnings (loss) per common share:				
Continuing operations	$	0.22	$	0.13
Discontinued operations		—		0.00
Net income (loss) applicable to common shares	$	**0.22**	$	**0.13**
Weighted average shares outstanding:				
Basic		546,842		539,352
Diluted		547,110		539,586

Healthpeak Properties, Inc.

Funds From Operations
In thousands, except per share data

	Three Months Ended March 31,	
	2023	2022
Net income (loss) applicable to common shares	$ 117,698	$ 69,637
Real estate related depreciation and amortization	179,225	177,733
Healthpeak's share of real estate related depreciation and amortization from unconsolidated joint ventures	5,993	5,135
Noncontrolling interests' share of real estate related depreciation and amortization	(4,783)	(4,840)
Loss (gain) on sales of depreciable real estate, net	(81,578)	(3,785)
Healthpeak's share of loss (gain) on sales of depreciable real estate, net, from unconsolidated joint ventures	—	(279)
Noncontrolling interests' share of gain (loss) on sales of depreciable real estate, net	11,546	12
Taxes associated with real estate dispositions	—	(182)
Nareit FFO applicable to common shares	228,101	243,431
Distributions on dilutive convertible units and other	2,342	2,352
Diluted Nareit FFO applicable to common shares	$ 230,443	$ 245,783
Diluted Nareit FFO per common share	$ 0.42	$ 0.45
Weighted average shares outstanding - diluted Nareit FFO	554,400	546,903
Impact of adjustments to Nareit FFO:		
Transaction-related items	$ 2,364	$ 296
Other impairments (recoveries) and other losses (gains), net[1]	(1,272)	(8,909)
Casualty-related charges (recoveries), net[2]	348	—
Total adjustments	1,440	(8,613)
FFO as Adjusted applicable to common shares	229,541	234,818
Distributions on dilutive convertible units and other	2,340	2,368
Diluted FFO as Adjusted applicable to common shares	$ 231,881	$ 237,186
Diluted FFO as Adjusted per common share	$ 0.42	$ 0.43
Weighted average shares outstanding - diluted FFO as Adjusted	554,400	546,903

(1) The three months ended March 31, 2022 includes the following, which are included in other income (expense), net in the Consolidated Statements of Operations: (i) a $23 million gain on sale of a hospital under a direct financing lease and (ii) $14 million of expenses incurred for tenant relocation and other costs associated with the demolition of an MOB. The three months ended March 31, 2023 and 2022 includes reserves for loan losses recognized in impairments and loan loss reserves (recoveries), net in the Consolidated Statements of Operations.

(2) Casualty-related charges (recoveries), net are recognized in other income (expense), net and equity income (loss) from unconsolidated joint ventures in the Consolidated Statements of Operations.

Healthpeak Properties, Inc.
Adjusted Funds From Operations
In thousands

	Three Months Ended March 31,	
	2023	2022
FFO as Adjusted applicable to common shares	$ 229,541	$ 234,818
Stock-based compensation amortization expense	3,287	4,721
Amortization of deferred financing costs	2,821	2,689
Straight-line rents[1]	(747)	(11,158)
AFFO capital expenditures	(22,789)	(22,839)
Deferred income taxes	(261)	261
Amortization of above (below) market lease intangibles, net	(5,803)	(5,768)
Other AFFO adjustments	1,610	(691)
AFFO applicable to common shares	207,659	202,033
Distributions on dilutive convertible units and other	1,640	1,649
Diluted AFFO applicable to common shares	$ 209,299	$ 203,682
Diluted AFFO per common share	$ 0.38	$ 0.37
Weighted average shares outstanding - diluted AFFO	552,575	545,078

(1) The three months ended March 31, 2023 includes an $8.7 million write-off of straight-line rent receivable associated with Sorrento Therapeutics, Inc., which commenced voluntary reorganization proceedings under Chapter 11 of the U.S. Bankruptcy Code. This write-off is reflected as a reduction of rental and related revenues in the Consolidated Statements of Operations.

The Numbers
Overview[1]

As of and for the quarter ended March 31, 2023, dollars, square feet, and shares in thousands, except per share data

	1Q23
Financial Metrics	
Diluted earnings per common share	$0.22
Diluted Nareit FFO per common share	$0.42
Diluted FFO as Adjusted per common share	$0.42
Dividends per common share	$0.30
Portfolio Real Estate Revenues	$534,030
Portfolio NOI	$297,085
Portfolio Cash (Adjusted) NOI	$292,460
Portfolio Income	$298,623

	1Q23	% of Total SS
Same-Store Cash (Adjusted) NOI Growth		
Life science	6.3%	47.8%
Medical office	3.7%	41.5%
CCRC	9.5%	10.7%
Total	**5.5%**	**100.0%**

	1Q23		1Q23
Capitalization		**Debt Ratios**	
Common stock outstanding and DownREIT units	554,285	Financial Leverage	33.3%
Total Market Equity	$12,177,641	Secured Debt Ratio	2.0%
Enterprise Debt	$6,493,713	Net Debt to Adjusted EBITDAre	5.44x
		Adjusted Fixed Charge Coverage	4.6x

	Total Portfolio		Operating Portfolio	
	Property Count	Capacity[2]	Capacity	Occupancy[3]
Portfolio Statistics				
Life science	147	12,059 Sq. Ft.	10,609 Sq. Ft.	98.4%
Medical office	295	23,936 Sq. Ft.	23,867 Sq. Ft.	89.8%
CCRC	15	7,107 Units	7,107 Units	83.1%
Other[4]	19	3,354 Units	3,354 Units	78.0%
Total	**476**			

(1) Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the non-GAAP financial measures used in this Supplemental Report can be found in the Glossary herein and the Discussion and Reconciliation of Non-GAAP Financial Measures at https://ir.healthpeak.com/quarterly-results. The contents of this Earnings Release and Supplemental Report are unaudited and totals may not add due to rounding. Throughout this Supplemental Report, segments, NOI, and other key performance metrics are inclusive of our share in unconsolidated JVs and exclusive of noncontrolling interest share in consolidated JVs. See the Glossary herein and the Discussion and Reconciliation of Non-GAAP Financial Measures for further information, including how pro rata information is derived and the limits of such data.

(2) Total Portfolio Capacity includes estimated capacity upon the completion of Development and Redevelopment projects.

(3) Occupancy for Life science and Medical office is calculated as of the end of the period presented and is based on square feet. Occupancy for CCRC and Other is calculated based on the most recent three-month average available and is based on units. Occupancy excludes assets held for sale.

(4) Our Other non-reportable segment includes nineteen assets in our unconsolidated SWF SH JV.

Portfolio Summary

As of and for the quarter ended March 31, 2023, dollars in thousands

	Property Count	Weighted Average Age[1]	Portfolio Investment	Portfolio Income
Property Portfolio				
Life science	131	14	$ 7,789,762	$ 147,946
Medical office	291	24	6,225,932	112,820
CCRC[2]	15	32	2,305,971	26,147
Other	19	24	465,707	5,547
	456	**20**	**$ 16,787,372**	**$ 292,460**
Developments				
Life science	6	—	$ 589,514	$ —
Medical office	1	—	2,718	—
	7	**—**	**$ 592,231**	**$ —**
Redevelopments[3]				
Life science	10	—	$ 487,938	$ —
Medical office	3	—	21,887	—
CCRC	—	—	5,151	—
	13	**—**	**$ 514,976**	**$ —**
Debt Investments				
Seller financing loans	—	—	$ 212,831	$ 6,163
Total				
Life science	147	14	$ 8,867,214	$ 147,946
Medical office	295	24	6,250,537	112,820
CCRC[2]	15	32	2,311,122	26,147
Other	19	24	678,538	11,710
	476	**20**	**$ 18,107,411**	**$ 298,623**



PORTFOLIO INCOME[4]

$298.6M

Life science 49.5%
Medical office 37.8%
CCRC 8.8%
Other 3.9%

(1) Age is weighted based on current quarter Portfolio Income excluding assets sold or held for sale.
(2) The amount in the table above represents Gross Portfolio Investment. Net of the related $792 million of liabilities for Non-Refundable Entrance Fees ("NREFs") and refundable Entrance Fees, Net Portfolio Investment would be $1.5 billion.
(3) Includes Construction in Process ("CIP") and buildings or portions of buildings placed in Redevelopment. Portfolio Income for Redevelopments is reflected in the Property Portfolio section above.
(4) Our pro rata share information is prepared by applying our actual ownership percentage for the period and is intended to reflect our proportionate economic interest in the financial position and operating results of properties in our portfolio.

Quarter NOI Summary

For the quarter ended March 31, 2023, dollars in thousands

PORTFOLIO NOI SUMMARY

	Portfolio NOI				SS Portfolio NOI		
	Portfolio Real Estate Revenues	Portfolio Operating Expenses	Portfolio NOI		SS Portfolio Real Estate Revenues	SS Portfolio Operating Expenses	SS Portfolio NOI
Life science	$ 207,486	$ (58,708)	$ 148,779		$ 166,175	$ (48,154)	$ 118,020
Medical office	178,749	(62,108)	116,641		160,175	(54,371)	105,804
CCRC	127,221	(101,124)	26,097		127,084	(100,678)	26,407
Other	20,574	(15,006)	5,569		—	—	—
	$ 534,030	$ (236,946)	$ 297,085		$ 453,434	$ (203,203)	$ 250,231

PORTFOLIO CASH (ADJUSTED) NOI SUMMARY

	Portfolio Cash (Adjusted) NOI				SS Portfolio Cash (Adjusted) NOI		
	Portfolio Cash Real Estate Revenues	Portfolio Cash Operating Expenses	Portfolio Cash (Adjusted) NOI		SS Portfolio Cash Real Estate Revenues	SS Portfolio Cash Operating Expenses	SS Portfolio Cash (Adjusted) NOI
Life science	$ 206,644	$ (58,698)	$ 147,946		$ 166,448	$ (48,145)	$ 118,303
Medical office	174,279	(61,459)	112,820		156,497	(53,765)	102,732
CCRC	127,221	(101,074)	26,147		127,084	(100,628)	26,457
Other	20,566	(15,019)	5,547		—	—	—
	$ 528,711	$ (236,250)	$ 292,460		$ 450,029	$ (202,537)	$ 247,492

THREE-MONTH SS

			SS % of Segment based on Cash (Adjusted) NOI	Year-Over-Year				Sequential			
				Occupancy		Growth		Occupancy		Growth	
	Property Count	% of Total SS based on SS Cash (Adjusted) NOI		1Q23	1Q22	SS NOI	SS Cash (Adjusted) NOI	1Q23	4Q22	SS NOI	SS Cash (Adjusted) NOI
Life science	120	48%	80%	98.2%	98.6%	(3.9%) [1]	6.3%	98.2%	98.7%	(6.4%) [1]	2.4%
Medical office	273	42%	91%	91.3%	91.7%	2.7%	3.7%	91.3%	91.7%	0.3%	1.3%
CCRC	15	11%	100%	83.1%	80.9%	9.3%	9.5%	83.1%	82.4%	1.2%	(6.9%)
Total	408	100%	85% [2]			0.1%	5.5%			(2.9%)	0.9%

(1) The three months ended March 31, 2023 includes an $8.7 million write-off of straight-line rent receivable associated with Sorrento Therapeutics, Inc., which commenced voluntary reorganization proceedings under Chapter 11 of the U.S. Bankruptcy Code.

(2) Total percent of Segment Portfolio Cash (Adjusted) NOI is inclusive of the Other segment, which is not included in Same-Store.

Property Count Reconciliations

As of March 31, 2023

PROPERTY COUNT RECONCILIATION

	Life Science	Medical Office	CCRC	Other	Total
Prior Quarter Total Property Count	149	297	15	19	480
Assets sold	(2)	(2)	—	—	(4)
Current Quarter Total Property Count	147	295	15	19	476
Recent acquisitions	—	(4)	—	—	(4)
Assets in Development	(6)	(1)	—	—	(7)
Recently completed Developments	(6)	(8)	—	—	(14)
Assets in Redevelopment	(10)	(3)	—	—	(13)
Recently completed Redevelopments	(3)	(6)	—	—	(9)
Segment exclusions	—	—	—	(19)	(19)
Significant tenant relocation	(2)	—	—	—	(2)
Three-Month SS Property Count	120	273	15	—	408

SEQUENTIAL SS

	Life Science	Medical Office	CCRC	Other	Total
Prior Quarter Three-Month SS Property Count	123	270	15	—	408
Acquisitions	1	3	—	—	4
Assets in Redevelopment	(4)	—	—	—	(4)
Prior Development/Redevelopment	—	2	—	—	2
Assets sold	—	(2)	—	—	(2)
Current Quarter Three-Month SS Property Count	120	273	15	—	408

Capitalization

Dollars and shares in thousands, except price per share data

TOTAL CAPITALIZATION

	March 31, 2023		
	Shares	Value	Total Value
Common stock (NYSE: PEAK)	546,995	$ 21.97	$ 12,017,480
Convertible partnership (DownREIT) units	7,290	21.97	160,161
Total Market Equity	**554,285**		**$ 12,177,641**
Consolidated Debt			6,453,878
Total Market Equity and Consolidated Debt	**554,285**		**$ 18,631,519**
Share of unconsolidated JV debt			39,835
Total Market Equity and Enterprise Debt	**554,285**		**$ 18,671,354**

COMMON STOCK AND EQUIVALENTS

	Shares Outstanding March 31, 2023	Weighted Average Shares Three Months Ended March 31, 2023			
		Diluted EPS	Diluted Nareit FFO	Diluted FFO as Adjusted	Diluted AFFO
Common stock	546,995	546,842	546,842	546,842	546,842
Common stock equivalent securities[1]:					
Restricted stock units	878	268	268	268	268
Convertible partnership (DownREIT) units	7,290	—	7,290	7,290	5,465
Total common stock and equivalents	**555,163**	**547,110**	**554,400**	**554,400**	**552,575**

(1) The weighted average shares as of March 31, 2023 represent the current dilutive impact, using the treasury stock method, of 900 thousand restricted stock units and 7.3 million DownREIT units.

Indebtedness

As of March 31, 2023, dollars in thousands

DEBT MATURITIES AND SCHEDULED PRINCIPAL REPAYMENTS (AMORTIZATION)

	Bank LOC, Commercial Paper(1)	Term Loan(2)	Senior Unsecured Notes		Mortgage Debt		Consolidated Debt	Share of Unconsolidated JV Debt		Enterprise Debt	
			Amounts	Rates %	Amounts	Rates %		Amounts(3)	Rates %	Amounts	Rates %
2023	$ —	$ —	$ —	—	$ 88,765	3.80	$ 88,765	$ 376	3.31	$ 89,141	3.80
2024	—	—	—	—	7,024	6.48	7,024	39,263	4.85	46,287	5.10
2025	—	—	800,000	3.92	3,209	3.82	803,209	—	—	803,209	3.92
2026	556,000	—	650,000	3.40	244,523	4.44	1,450,523	—	—	1,450,523	4.39
2027	—	500,000	450,000	1.54	366	5.91	950,366	—	—	950,366	2.71
2028	—	—	500,000	2.35	—	—	500,000	—	—	500,000	2.35
2029	—	—	650,000	3.65	—	—	650,000	—	—	650,000	3.65
2030	—	—	750,000	3.14	—	—	750,000	—	—	750,000	3.14
2031	—	—	600,000	3.07	—	—	600,000	—	—	600,000	3.07
2032	—	—	400,000	—	—	—	400,000	—	—	400,000	5.40
Thereafter	—	—	300,000	6.87	—	—	300,000	—	—	300,000	6.87
	$ 556,000	$ 500,000	$ 5,100,000		$ 343,887		$ 6,499,887	$ 39,639		$ 6,539,526	
Premium, (discounts), and debt Issuance costs, net	—	(3,832)	(43,457)		1,280		(46,009)	196		(45,813)	
	$ 556,000	$ 496,168	$ 5,056,543		$ 345,167		$ 6,453,878	$ 39,835		$ 6,493,713	
Weighted average interest rate %	5.53	3.77	3.53		4.31		3.76	4.58		3.77	
Weighted average maturity in years	2.8	4.1	6.2		2.7		5.5	1.3		5.5	

(1) The Company has a $3.0 billion unsecured revolving line of credit facility (the "Revolving Facility") that matures on January 20, 2026 and contains two six-month extension options. It accrues interest at SOFR plus 85 basis points and incurs an annual facility fee of 15 basis points, based on our current unsecured credit rating. Commercial paper borrowings are backstopped by the Revolving Facility. As such, we calculate the weighted average remaining term of our commercial paper borrowings using the maturity date of the Revolving Facility.

(2) The Company has two senior unsecured term loans (the "Term Loan Facilities") in an aggregate principal amount of $500 million, which mature on February 22, 2027 (plus a 1-year extension option at the Company's discretion) and August 22, 2027. The Term Loan Facilities accrue interest at Term SOFR plus 95 basis points based on the Company's current unsecured credit ratings. The Company maintains swaps on the entire $500 million that effectively fix the interest rate at a blended contractual rate of 3.5%.

(3) Reflects pro rata share of mortgage debt in our unconsolidated JVs.

Indebtedness

As of March 31, 2023, dollars in thousands

DEBT STRUCTURE

		Balance	% of Total	Weighted Average Rates %	Weighted Average Years to Maturity
Secured	Fixed rate	$ 368,801	6	4.19	2.6
	Floating rate	14,725	—	8.34	1.7
	Combined	**$ 383,526**	**6**	**4.35**	**2.5**
Unsecured	Fixed rate[1]	5,600,000	86	3.55	6.0
	Floating rate[2]	556,000	9	5.53	2.8
	Combined	**$ 6,156,000**	**94**	**3.73**	**5.7**
Total	Fixed rate[1]	5,968,801	91	3.59	5.8
	Floating rate[2]	570,725	9	5.60	2.8
	Combined	**$ 6,539,526**	**100**	**3.77**	**5.5**
	Premiums, (discounts), and debt issuance costs, net	(45,813)			
	Enterprise Debt	**$ 6,493,713**			

FINANCIAL COVENANTS[3]

	Bank Line of Credit Requirement	Bank Line of Credit Actual Compliance
Leverage Ratio	No greater than 60%	34%
Secured Debt Ratio	No greater than 40%	2%
Unsecured Leverage Ratio	No greater than 60%	37%
Fixed Charge Coverage Ratio (12 months)	No less than 1.50x	5.1x
Tangible Net Worth ($ billions)	No less than $7.7B	$10.8B

CREDIT RATINGS (SENIOR UNSECURED DEBT)

Moody's	Baa1 (Stable)
S&P Global	BBB+ (Stable)

(1) The Company has Term Loan Facilities in an aggregate principal amount of $500 million. The Company maintains swaps on the entire $500 million that effectively fix the interest rate at a blended contractual rate of 3.5%.
(2) Includes short term commercial paper borrowings that are backstopped by the Revolving Facility.
(3) Calculated based on the definitions contained in the credit agreement, which may differ from similar terms used within the Debt Ratios section of this document.

Investment Summary

As of and for the three months ended March 31, 2023, dollars and square feet in thousands

INVESTMENT SUMMARY

	MSA	Date	Capacity	Property Count	Property Type	Three Months Ended March 31, 2023
ACQUISITIONS[1]						
60 Loomis land parcel	Boston, MA	January	—	—	Life science	$ 9,456
OTHER INVESTMENTS						
Development fundings						88,534
Redevelopment fundings						33,371
Total						$ **131,361**

DISPOSITIONS[2]

	Date	Capacity	Property Count	Property Type	Sales Price	Trailing Cash Yield[3]
Various Durham	January	166 Sq. Ft.	2	Life science	$ 113,000	
Tampa Medical Tower	March	116 Sq. Ft.	1	Medical office	16,065	
Women's Center	March	34 Sq. Ft.	1	Medical office	850	
Total			**4**		$ **129,915**	**5.4%**

(1) Subsequent to March 31, 2023, Healthpeak acquired the remaining 80% ownership interest of an MOB in Wylie, TX for $4 million.
(2) No assets were held for sale at March 31, 2023.
(3) Represents the weighted average yield calculated using Cash (Adjusted) NOI for the twelve month period prior to sale for dispositions.

Developments | In Process

As of March 31, 2023, dollars and square feet in thousands

DEVELOPMENT PROJECTS IN PROCESS

Project[1]	MSA	Property Count		CIP[2]		Cost to Complete[2]		Total at Completion	Total Project Capacity (Sq. Ft.)	% of Total Project Leased	Initial Occupancy[3]	Projected Stabilized Yield[4]
Life Science												
Nexus on Grand	San Francisco, CA	1	$	153,703	$	13,307	$	167,010	148	100	2Q23	7.25% - 7.75%
Vantage - Phase I[5][6]	San Francisco, CA	2		233,634		204,553		438,187	343	45	4Q23	6.50% - 7.00%
The Gateway at Directors Place	San Diego, CA	1		100,602		22,502		123,104	163	—	3Q24	8.25% - 8.75%
Callan Ridge[5][7]	San Diego, CA	2		101,574		44,621		146,195	185	100	1Q25	8.75% - 9.25%
		6	**$**	**589,514**	**$**	**284,982**	**$**	**874,496**	**839**	**58**		
Medical Office												
Savannah	Savannah, GA	1	$	2,718	$	27,933	$	30,651	70	53	2Q24	5.50% - 6.00%
		1	**$**	**2,718**	**$**	**27,933**	**$**	**30,651**	**70**	**53**		
Total		**7**	**$**	**592,231**	**$**	**312,916**	**$**	**905,147**	**909**	**58**		

(1) Total project capacity and Development costs for 101 CambridgePark Drive are 161,000 square feet and $176 million, respectively, including 142,000 square feet / $145 million placed in service in 4Q22. 19,000 square feet / $28 million were placed in service in 1Q23. During the quarter, 101 CambridgePark Drive generated non-stabilized Portfolio NOI and Portfolio Cash (Adjusted) NOI of $4.4 and $2.7 million, respectively.
(2) Includes lease commissions and tenant improvements incurred to date, and projected lease commissions through Occupancy.
(3) Initial Occupancy is generally reflective of revenue recognition commencement, which may not coincide with the start of cash rental payments. Cash rental payments generally occur three to six months following Initial Occupancy.
(4) Yields shown in table are rounded to the nearest 0.25% and include cash rents at the time of projected stabilization.
(5) For multiple building projects, Initial Occupancy is reflective of the first tenant's occupancy date.
(6) Amounts in the table above exclude 40,000 square feet related to the amenity building and include $84 million of construction cost related to the amenity building. We expect tenants to pay rent on their pro-rata share of the amenity building based on the total campus' capacity.
(7) Cash rental payments for the two buildings are scheduled to begin in July 2023 and July 2024, respectively. Initial occupancy of 1Q25 is delayed due to tenant-driven delays with tenant improvements within both buildings.

Redevelopments and Land Held for Development

As of March 31, 2023, dollars and square feet in thousands; includes JV projects at share

REDEVELOPMENT PROJECTS IN PROCESS

Project[1]	MSA	Property Type	Property Count	Incremental Costs CIP[2]	Cost to Complete[2]	Total	Estimated Completion Date
65 Hayden	Boston, MA	Life science	1	$ 9,030	$ 5,779	$ 14,809	2Q23
Pointe Grand[3]	San Francisco, CA	Life science	6	8,898	141,779	150,677	3Q23 - 1Q25
1140 / 1180 Veterans	San Francisco, CA	Life science	2	871	40,861	41,732	1Q24 - 3Q24
Sierra Point Towers II	San Francisco, CA	Life science	1	4,907	21,003	25,910	1Q25
Swedish II and III	Denver, CO	Medical office	2	12,075	4,850	16,925	3Q23
Arlington	Dallas, TX	Medical office	1	9,812	7,337	17,149	4Q23
Village at Gleannloch Farms[4]	Houston, TX	CCRC	—	5,151	1,919	7,070	2Q23
			13	**$ 50,744**	**$ 223,528**	**$ 274,272**	

Projected stabilized cash-on-cash return on incremental capital invested typically ranges from 9.0% to 12.0%

LAND HELD FOR DEVELOPMENT

Project	MSA	Property Type	Gross Site Acreage	Currently Entitled Rentable Sq. Ft./ Units	Original Investment	Incremental Investment[5]	Investment to Date
Vantage - Remaining Phases[6]	San Francisco, CA	Life science	12	502 Sq. Ft.	$ 129,154	$ 18,974	$ 148,127
West Cambridge Alewife[7]	Boston, MA	Life science	24	N/A	317,212	16,517	333,729
Vista Sorrento	San Diego, CA	Life science	10	N/A	43,850	6,539	50,389
Remaining[8]	Various	Various	27	N/A	108,655	18,887	127,542
			73		**$ 598,871**	**$ 60,917**	**$ 659,787**

Excludes approximately 1 million square feet of adjacent land development opportunities at our life science and medical office campuses, along with significant developable land at our existing CCRC campuses.

(1) During the quarter, Woodlake and Sierra Point Towers Phase I were completed and placed in service.
(2) Includes lease commissions and tenant improvements incurred to date, and projected lease commissions through Occupancy.
(3) Includes six of seven buildings that are part of our JV in our Pointe Grand campus. The remaining building is expected to enter redevelopment in the second half of 2023.
(4) The Village at Gleannloch Farms redevelopment (VGF) represents the construction of 12 cottages as part of densification of our adjacent land within our existing VGF campus. Of the 12 cottages, 9 are currently pre-leased.
(5) Includes capitalized interest, entitlement and pre-construction costs.
(6) With revised zoning, we expect to entitle the balance of our Vantage project for upwards of 1.3 million square feet.
(7) Currently in discussions with the City of Cambridge on entitlements. Excludes 15 acres and $336 million, which are currently included in our operating portfolio and may be densified in the future. Includes $9.5 million and 1 acre for the Loomis Street land parcel, which was acquired in January 2023.
(8) Includes 9 acres as part of the Needham Land Parcel JV at our 37.5% share, and 9 acres as part of our Towers at Sierra Point land parcel.

Capital Expenditures[1]

For the three months ended March 31, 2023, dollars in thousands, except per unit/square foot

FIRST QUARTER	Life Science	Medical Office	CCRC	Other	Total
Portfolio at share					
Recurring capital expenditures	$ 337	$ 2,780	$ 3,074	$ 570	$ 6,761
Tenant improvements - 2nd generation	206	6,271	—	—	6,478
Lease commissions - 2nd generation	5,581	2,882	—	—	8,462
AFFO capital expenditures[2]	$ 6,124	$ 11,933	$ 3,074	$ 570	$ 21,701
Revenue enhancing capital expenditures	12,446	12,704	7,744	1,014	33,908
Casualty related capital expenditures	—	2,533	—	494	3,027
Initial Capital Expenditures ("ICE")	—	3,416	—	—	3,416
Development[3]	85,819	2,715	—	—	88,534
Redevelopment[3]	20,838	11,410	1,123	—	33,371
Capitalized interest	13,957	389	43	—	14,390
Total capital expenditures	$ 139,184	$ 45,100	$ 11,984	$ 2,079	$ 198,348
Recurring capital expenditures per unit/sq. ft.	$0.03 per Sq. Ft.	$0.13 per Sq. Ft.	$428 per Unit	$318 per Unit	

(1) Excludes corporate capitalized costs such as IT systems, furniture, fixtures and equipment at corporate or satellite offices, etc.
(2) Includes AFFO capital expenditures on unconsolidated JVs for the quarter of $0.7 million. Excludes noncontrolling interest share of AFFO capital expenditures on consolidated joint ventures for the quarter of $0.4 million, which are included in the Other AFFO adjustments line item of the Adjusted Funds From Operations reconciliation.
(3) Development and Redevelopment include related tenant improvements and lease commissions.

Portfolio Diversification

As of and for the quarter ended March 31, 2023, dollars in thousands

PORTFOLIO INCOME BY MSA

MSA	Property Count[1]	Life Science	Medical Office	CCRC	Other	Total	% of Total
San Francisco, CA	82	$ 87,083	$ 710	$ —	$ —	$ 87,793	29
Boston, MA	21	35,228	805	—	—	36,033	12
San Diego, CA	38	23,660	663	—	—	24,323	8
Dallas, TX	35	—	20,799	—	337	21,136	7
Houston, TX	40	—	8,993	1,063	2,893	12,949	4
Tampa, FL	6	—	703	8,647	—	9,350	3
Philadelphia, PA	6	—	4,865	4,229	—	9,094	3
Seattle, WA	7	—	6,900	—	—	6,900	2
Denver, CO	20	—	5,966	—	772	6,739	2
Nashville, TN	17	—	6,724	—	—	6,724	2
Louisville, KY	11	—	5,048	—	—	5,048	2
Remaining	186	1,975	50,644	12,208	1,545	66,372	22
Portfolio Cash (Adjusted) NOI	**469**	**$ 147,946**	**$ 112,820**	**$ 26,147**	**$ 5,547**	**$ 292,460**	**98**
Interest income	—	—	—	—	6,163	6,163	2
Portfolio Income	**469**	**$ 147,946**	**$ 112,820**	**$ 26,147**	**$ 11,710**	**$ 298,623**	**100**

(1) Excludes seven properties in Development.

Life Science

As of and for the quarter ended March 31, 2023, dollars and square feet in thousands

INVESTMENTS[1]

MSA	Property Count	Portfolio Investment	Portfolio Cash (Adjusted) NOI	Total Square Feet	Occupancy %	Annualized Base Rent %
San Francisco, CA	81	$ 4,011,584	$ 87,083	5,159	97.4	57.2
Boston, MA	20	2,406,805	35,228	2,631	98.9	24.1
San Diego, CA	36	1,310,404	23,660	2,579	99.7	17.5
Remaining	4	60,969	1,975	240	100.0	1.2
	141	$ 7,789,762	$ 147,946	10,609	98.4	100.0

SAME-STORE

	1Q22	2Q22	3Q22	4Q22	1Q23
Property Count	120	120	120	120	120
Portfolio Investment	$ 6,441,042	$ 6,454,307	$ 6,520,727	$ 6,534,278	$ 6,546,243
Square Feet	9,240	9,240	9,264	9,279	9,279
Occupancy %	98.6	98.8	98.8	98.7	98.2
Portfolio Real Estate Revenues	$ 163,008	$ 167,560	$ 172,217	$ 171,809	$ 166,175
Portfolio Operating Expenses	(40,178)	(40,502)	(45,470)	(45,700)	(48,154)
Portfolio NOI	**$ 122,831**	**$ 127,059**	**$ 126,746**	**$ 126,109**	**$ 118,020**
Portfolio Cash Real Estate Revenues	$ 151,317	$ 154,685	$ 160,070	$ 161,247	$ 166,448
Portfolio Cash Operating Expenses	(40,018)	(40,492)	(45,461)	(45,690)	(48,145)
Portfolio Cash (Adjusted) NOI	**$ 111,299**	**$ 114,192**	**$ 114,609**	**$ 115,557**	**$ 118,303**
Portfolio Cash (Adjusted) NOI Margin %	73.6	73.8	71.6	71.7	71.1
Pro Forma Portfolio Cash (Adjusted) NOI Margin %[2]	96.5	97.1	96.3	95.5	96.6
				Year-Over-Year Three-Month SS Growth %	6.3%

(1) Excludes six properties that are in Development.
(2) Approximately 90% of operating expenses reported above are recoverable from tenants and are reported gross in both Portfolio Cash Real Estate Revenues and Portfolio Cash Operating Expenses. Pro Forma Portfolio Cash (Adjusted) NOI Margin % has been adjusted to remove recoverable expenses from both revenue and expenses.

Life Science

As of March 31, 2023

TENANT CONCENTRATION

Parent Name	Market Cap (in millions)		Cash and Liquid Investments (in millions)[1]		Weighted Average Remaining Lease Term in Years	Leased Square Feet		Annualized Base Rent[2]	
						Amount (in thousands)	% of Total	Amount (in thousands)	% of Total
Amgen	$	129,089	$	9,305	1.7	564	5	$ 46,633	8
Bristol-Myers Squibb		145,780		9,253	6.5	242	2	16,588	3
Johnson & Johnson		405,108		23,519	7.5	246	2	15,737	3
Arcus Biosciences		1,332		1,009	8.8	260	2	14,767	3
Pfizer		230,292		22,732	6.7	180	2	13,635	2
Alphabet		1,330,082		113,762	9.3	168	2	11,985	2
Nkarta		174		352	10.1	130	1	11,693	2
AstraZeneca		215,577		6,244	3.8	180	2	11,363	2
General Atomics		Private		Private	6.5	702	7	11,133	2
Denali Therapeutics		3,149		1,336	6.1	148	1	10,817	2
Myriad Genetics		1,887		115	2.9	288	3	9,934	2
Sorrento Therapeutics		196		50	15.8	211	2	9,656	2
Allogene Therapeutics		714		517	9.0	131	1	9,484	2
Nuvasive[3]		2,163		249	11.9	252	2	9,234	2
Revolution Medicines[4]		2,298		645	12.8	143	1	8,834	2
Fog Pharmaceuticals		Private		Private	7.9	122	1	8,716	1
Pacira		1,875		289	7.2	174	2	8,619	1
Seres Therapeutics		715		181	10.0	83	1	8,208	1
Astellas Pharma		25,013		3,134	2.6	136	1	7,872	1
ElevateBio		Private		Private	6.9	142	1	7,692	1
Remaining					6.0	5,910	57	330,099	57
					6.5	**10,413**	**100**	**$ 582,697**	**100**



ANNUALIZED BASE RENT[2]

$583M

- Large Cap Biopharma 28%
- Mid Cap Biotech 18%
- Small Cap Biotech 19%
- Private Biotech 18%
- Medical Device 7%
- R&D / University 6%
- Office 4%

PEAK publicly-traded biotech classification criteria:



- Large Cap: market cap > $10B
- Mid Cap: market cap between $10B and $500M
- Small Cap: market cap < $500M

(1) Cash and Liquid Investments balance as of most recent quarterly report available.
(2) Annualized Base Rent does not include expense recoveries, additional rent in excess of floors, and non-cash revenue adjustments.
(3) On February 9, 2023, Nuvasive announced a stock for stock merger with Globus Medical. Based on their Prospectus released on March 28, 2023 and current stock price, the pro forma market cap of the new company would be approximately $8 billion and Cash and Liquid Investments would be $587 million.
(4) During the quarter, the Company entered into an agreement to terminate approximately 40,000 square feet with Adverum at September 2023 and lease the space to Revolution Medicines beginning January 2024. The table above includes the pro forma impact of these agreements.

Life Science

As of March 31, 2023, dollars and square feet in thousands, presented at 100%

LEASE EXPIRATION DATA

	Total				San Francisco		Boston		San Diego		Remaining	
Year	Leased Square Feet	%	Annualized Base Rent[1]	%	Leased Square Feet	Annualized Base Rent[1]	Leased Square Feet	Annualized Base Rent[1]	Leased Square Feet	Annualized Base Rent[1]	Leased Square Feet	Annualized Base Rent[1]
2023[1][2]	396	4	$ 22,763	4	269	$ 17,134	22	$ 741	104	$ 4,888	—	$ —
2024[2]	438	4	29,637	5	383	26,895	—	—	54	2,742	—	—
2025	1,185	11	54,654	9	483	27,682	105	5,003	512	18,812	85	3,157
2026	573	6	25,275	4	310	17,904	24	1,096	239	6,276	—	—
2027	1,520	15	70,475	12	633	41,177	509	15,872	224	9,803	154	3,623
2028	678	7	36,085	6	161	10,418	507	24,980	11	688	—	—
2029	851	8	52,830	9	544	34,540	307	18,290	—	—	—	—
2030	1,247	12	85,511	15	728	53,318	345	23,574	174	8,619	—	—
2031	1,259	12	72,408	12	577	38,639	328	23,957	354	9,812	—	—
2032	888	9	54,384	9	505	32,477	244	12,239	140	9,669	—	—
Thereafter	1,378	13	78,676	14	431	33,312	189	14,571	758	30,793	—	—
	10,413	100	$ 582,697	100	5,023	$ 333,496	2,579	$ 140,322	2,571	$ 102,100	240	$ 6,780

1Q23 LEASING ACTIVITY

	Leased Square Feet	Annualized Base Rent Per Sq. Ft.	% Change in Cash Rents[3]	Tenant Improvements per Sq. Ft.[4]	Leasing Costs per Sq. Ft.[4]	Average Lease Term (Months)	Trailing Twelve Month Retention Rate
Leased Square Feet as of December 31, 2022	10,658	$ 55.10					
Developments placed in service	16	112.50					
Redevelopments placed in service	37	88.07					
Properties placed in (re)development	(246)	71.89					
Expirations	(225)	76.73					
Renewals	147	89.92	55.3	$ 5.01	$ 3.28	50	68.6%
New leases	105	75.95		6.50	2.93	115	
Terminations	(79)	70.47					
Leased Square Feet as of March 31, 2023	10,413	$ 55.96					

(1) Annualized Base Rent does not include expense recoveries, additional rent in excess of floors, and non-cash revenue adjustments. Month-to-month and holdover leases are included in 2023.
(2) Leased square feet for 2023 and 2024 includes 194,000, and 189,000, respectively, related to the Oyster Point and Pointe Grand campuses, which are planned to undergo Redevelopment.
(3) Change in cash rents is based on renewals executed during the quarter and represents expiring rate compared to renewal rate. The change in cash rents during the first quarter excludes a 103,000 square feet expansion based lease renewal that will affect rents beginning in December 2033.
(4) Average cost per lease year.

Life Science

As of and for the quarter ended March 31, 2023, dollars and square feet in thousands

LEASE TYPE

| | Annualized Base Rent | | | | | |
	San Francisco	Boston	San Diego	Remaining	Total	% of Total
Triple-Net[1]	$ 312,333	$ 123,195	$ 96,822	$ 6,780	$ 539,130	92.5
Base Year[2]	20,524	16,986	4,166	—	41,677	7.2
Gross[3]	639	141	1,111	—	1,891	0.3
Total	$ 333,496	$ 140,322	$ 102,100	$ 6,780	$ 582,697	100.0

OWNERSHIP TYPE

| | Total Square Feet | | | | | | |
	San Francisco	Boston	San Diego	Remaining	Total	% of Total	Weighted Average Remaining Lease Term
Ground Lease	—	20	—	240	260	2.4	29 [4]
Fee Simple	5,159	2,611	2,579	—	10,349	97.6	
Total	5,159	2,631	2,579	240	10,609	100.0	

CONTRACTUAL LEASE ESCALATORS

	Annualized Base Rent	% of Annualized Base Rent	Escalator %
Fixed	$ 575,918	98.8	3.2
CPI	6,780	1.2	5.8 [5]
Total	$ 582,697	100.0	3.3

(1) Includes net lease structures, where the tenant is responsible for 100% of their pro rata share of operating expenses.
(2) A lease structure in which the rental rate includes the tenant's pro rata share of operating expenses. The pro rata share of expenses in the first year of the lease is considered the "base year" and any increase in expenses beyond the "base year" is recoverable from the tenant.
(3) A lease structure in which the tenant's pro rata share of operating expenses is presumed to be included in the rental rate, with no variability for fluctuations in operating expenses.
(4) Includes renewal options.
(5) Includes both pure CPI leases and leases with a CPI floor averaging 2%. The CPI escalator presented above is based on the average year-to-date year-over-year change in CPI, which will vary over time and is based on specific lease terms.

Medical Office

As of and for the quarter ended March 31, 2023, dollars and square feet in thousands

PORTFOLIO BY MARKET[1]

| | | | | | Total Square Feet | | | | | | |
| | | | | | On-campus | | Off-campus[2] | | Total | | |
MSA	Property Count	Portfolio Investment	Portfolio Cash (Adjusted) NOI	Occupancy %	Multi-tenant	Single-tenant	Multi-tenant	Single-tenant	Multi-tenant	Single-tenant	% of Total
Dallas, TX	33	$ 888,787	$ 20,799	92.1	2,067	1,472	209	54	2,276	1,526	16
Houston, TX	32	519,775	8,993	84.4	1,660	1,421	236	—	1,897	1,421	14
Seattle, WA	7	306,158	6,900	92.8	674	39	—	—	674	39	3
Nashville, TN	17	306,647	6,724	84.9	1,512	10	119	—	1,631	10	7
Denver, CO	16	362,501	5,966	85.3	1,079	—	35	—	1,114	—	5
Louisville, KY	11	244,481	5,048	95.3	668	17	447	—	1,115	17	5
Philadelphia, PA	4	437,678	4,865	77.2	694	—	436	144	1,129	144	5
Phoenix, AZ	13	236,624	4,114	90.2	519	70	281	—	800	70	4
Miami, FL	11	149,435	3,065	88.3	543	—	—	30	543	30	2
Salt Lake City, UT	10	127,107	2,700	89.5	434	—	130	7	564	7	2
Kansas City, MO	6	128,545	2,655	91.4	349	89	—	8	349	97	2
Las Vegas, NV	5	103,923	2,574	92.0	342	—	—	—	342	—	1
New York, NY	3	170,238	2,351	100.0	—	—	—	537	—	537	2
Greenville, SC	14	156,830	2,205	100.0	135	657	—	51	135	708	4
Minneapolis, MN	5	126,982	1,847	92.2	228	—	—	81	228	81	1
Ogden, UT	8	89,941	1,739	90.1	338	—	—	60	338	60	2
Washington, DC	4	101,133	1,477	85.7	55	29	186	—	242	29	1
Fresno, CA	1	59,689	1,344	100.0	—	56	—	—	—	56	—
Indianapolis, IN	4	116,599	1,343	100.0	180	46	39	—	219	46	1
Colorado Springs, CO	2	34,869	1,179	100.0	118	79	—	—	118	79	1
Remaining	88	1,557,989	24,930	91.8	2,379	1,398	702	716	3,081	2,114	22
	294	$ 6,225,932	$ 112,820	89.8	13,975	5,383	2,821	1,687	16,797	7,070	100

(1) Excludes one property that is in Development.
(2) Includes medical office buildings that are off-campus, adjacent (within 0.25 miles of a hospital campus) and anchored (the asset is off-campus, but is 1/3 or more leased to a health system or large physician group).

Medical Office | Same-Store

As of and for the quarter ended March 31, 2023, dollars and square feet in thousands

SAME-STORE

		1Q22		2Q22		3Q22		4Q22		1Q23
Property Count		273		273		273		273		273
Portfolio Investment	$	5,518,149	$	5,549,297	$	5,589,349	$	5,630,013	$	5,666,441
Square Feet		22,138		22,143		22,147		22,143		22,157
Occupancy %		91.7		91.5		91.6		91.7		91.3
Portfolio Real Estate Revenues	$	154,364	$	155,340	$	159,398	$	158,824	$	160,175
Portfolio Operating Expenses		(51,378)		(52,309)		(53,981)		(53,339)		(54,371)
Portfolio NOI	$	**102,986**	$	**103,031**	$	**105,417**	$	**105,485**	$	**105,804**
Portfolio Cash Real Estate Revenues	$	149,866	$	152,241	$	155,526	$	154,124	$	156,497
Portfolio Cash Operating Expenses		(50,782)		(51,653)		(53,329)		(52,691)		(53,765)
Portfolio Cash (Adjusted) NOI	$	**99,084**	$	**100,588**	$	**102,197**	$	**101,433**	$	**102,732**
Portfolio Cash (Adjusted) NOI Margin %		66.1		66.1		65.7		65.8		65.6
Pro Forma Portfolio Cash (Adjusted) NOI Margin %[1]		79.8		80.3		80.1		80.0		80.0
					Year-Over-Year Three-Month SS Growth %					**3.7%**

(1) Approximately 50% of operating expenses reported above are recoverable from tenants and are reported gross in both Portfolio Cash Real Estate Revenues and Portfolio Cash Operating Expenses. Pro Forma Portfolio Cash (Adjusted) NOI Margin % has been adjusted to remove recoverable expenses from both revenue and expenses.



Springs MOB
Louisville, KY

Medical Office

As of March 31, 2023, square feet in thousands

SQUARE FEET BY HEALTH SYSTEM

Health System	MSA	Property Count	Credit Rating	On-Campus	Adjacent[1]	Anchored[1]	Unaffiliated Off-Campus	Total	% of Total	% Directly Leased by Health System	Weighted Average Remaining Lease Term
HCA	Dallas TX, Nashville TN, Houston TX, Various	115	Baa3	9,550	183	318	—	10,051	42.1	24.9	3.8
Memorial Hermann	Houston TX	16	A1	1,709	—	83	—	1,791	7.5	4.2	3.3
Norton Healthcare	Louisville KY	10	—	685	328	—	—	1,013	4.2	2.8	4.5
Community Health Systems	Various	16	Caa1	976	—	—	—	976	4.1	4.8	6.9
Prisma Health System	Greenville SC	14	A3	792	—	51	—	843	3.5	2.1	5.4
Thomas Jefferson Univ Hospital	Philadelphia PA	1	A3	694	—	—	—	694	2.9	1.9	3.7
Providence Health & Services	Seattle WA	6	A2	610	—	—	—	610	2.6	1.1	2.1
Steward Health[2]	Various	7	—	540	—	—	—	540	2.3	0.9	3.0
Atlantic Health	New York NY	3	Aa3	—	—	537	—	537	2.2	2.7	9.5
HonorHealth	Phoenix AZ	9	A2	421	107	—	—	528	2.2	0.7	4.7
UPENN Health System	Philadelphia PA	1	Aa3	—	436	—	—	436	1.8	1.0	6.8
Tenet Healthcare	San Antonio TX, Phoenix AZ	4	B1	295	—	90	—	384	1.6	0.6	4.6
Encompass Health	Various	4	Ba3	310	—	—	—	310	1.3	1.6	9.1
Orlando Health	Tampa FL, Orlando FL	2	A2	289	—	—	—	289	1.2	0.3	4.3
CommonSpirit	Various	3	Baa1	171	32	—	—	203	0.8	1.0	3.6
Bon Secours Mercy Health	Richmond VA, Cincinnati OH	4	A1	60	—	134	—	194	0.8	0.5	4.2
Baylor Scott & White Health	Dallas TX	3	Aa3	138	—	49	—	187	0.8	0.5	1.6
Franciscan Alliance	Indianapolis IN	2	Aa3	180	—	—	—	180	0.8	0.8	3.3
Ascension Health	Pensacola FL, Indianapolis IN	4	Aa2	85	—	94	—	179	0.8	0.7	5.1
Medical Univ of South Carolina	Florence SC	3		172	—	—	—	172	0.7	0.9	8.8
Remaining - credit rated		36		1,008	292	717	—	2,017	8.5		
Remaining - not credit rated		31		673	91	372	596	1,732	7.3		
Total		**294**		**19,358**	**1,469**	**2,443**	**596**	**23,867**	**100.0**	**53.9**	**4.5**
% of Total				**81.1**	**6.2**	**10.2**	**2.5**				
Total Healthcare Affiliated						**97.5%**					

Total Square Feet

(1) Denotes whether the medical office building is adjacent (within 0.25 miles) to a hospital campus or anchored (the asset is off-campus, but is 1/3 or more leased to a health system or large physician group).
(2) Five Steward Health properties are under contract to be acquired by CommonSpirit with Baa1 rating.

Medical Office

As of and for the quarter ended March 31, 2023, dollars and square feet in thousands, presented at 100%

LEASE EXPIRATION DATA

Year	Total Leased Square Feet	%	Annualized Base Rent[1]	%	On-Campus Leased Square Feet	Annualized Base Rent[1]	Off-Campus Leased Square Feet	Annualized Base Rent[1]
2023[1]	1,899	8.8	$ 53,919	10.1	1,572	$ 45,724	327	$ 8,195
2024	2,441	11.4	71,181	13.3	1,968	57,868	474	13,313
2025	4,752	22.1	96,195	18.0	4,467	88,471	285	7,724
2026	1,888	8.8	51,753	9.7	1,588	43,992	300	7,761
2027	1,847	8.6	49,616	9.3	1,480	39,830	367	9,786
2028	2,108	9.8	44,377	8.3	1,853	37,844	255	6,533
2029	1,273	5.9	33,104	6.2	1,018	27,004	256	6,100
2030	1,149	5.4	30,926	5.8	795	22,188	355	8,738
2031	1,602	7.5	38,684	7.2	1,218	27,923	384	10,761
2032	1,363	6.3	27,514	5.2	675	14,163	688	13,352
Thereafter	1,155	5.4	36,720	6.9	792	25,384	363	11,336
	21,478	**100**	**$ 533,989**	**100**	**17,426**	**$ 430,391**	**4,052**	**$ 103,598**

MATERIAL NEAR-TERM PURCHASE OPTIONS

Maturity Year	Option Date[2]	Name	Property Count	MSA	Property Type	Cash (Adjusted) NOI	Option Price
2026	10/2025	Innovation	1	San Diego, CA	Medical office	$ 1,483	$ 31,700

1Q23 LEASING ACTIVITY

	Leased Square Feet	Annualized Base Rent Per Sq. Ft.	% Change in Cash Rents[3][4]	Tenant Improvements per Sq. Ft.[5]	Leasing Costs per Sq. Ft.[5]	Average Lease Term (Months)	Trailing Twelve Month Retention Rate
Leased Square Feet as of December 31, 2022	**21,698**	**$ 26.04**					
Dispositions	(126)	28.67					
Expirations	(1,176)	27.53					
Renewals, amendments and extensions	920	27.79	4.1	$ 2.79	$ 0.93	70	80.3%
New leases	183	28.59		6.70	1.56	81	
Terminations	(21)	28.84					
Leased Square Feet as of March 31, 2023	**21,478**	**$ 26.36**					

(1) Annualized Base Rent does not include expense recoveries, additional rent in excess of floors, and non-cash revenue adjustments. Month-to-month and holdover leases are included in 2023.
(2) Reflects the earliest point at which the purchase option can be exercised.
(3) For comparative purposes, reflects adjustments for leases that converted to a different lease type upon renewal, amendment or extension of the original lease.
(4) Change in cash rents is based on renewals executed during the quarter and represents expiring rate compared to renewal rate. The change in cash rents during the first quarter excludes a 310,000 square feet lease renewal that will affect rents beginning in July 2024.
(5) Average cost per lease year.

Medical Office

As of and for the quarter ended March 31, 2023, square feet in thousands

	Leased Square Feet					
	On-Campus	Adjacent	Anchored	Unaffiliated Off-Campus	Total	% of Total
Triple-Net[1]	11,495	666	2,070	117	14,348	66.8
Base Year[2]	4,892	503	171	396	5,962	27.8
Gross[3]	1,039	10	99	20	1,169	5.4
Total	**17,426**	**1,179**	**2,340**	**533**	**21,478**	**100.0**

OWNERSHIP TYPE

	Total Square Feet						
	On-Campus	Adjacent	Anchored	Unaffiliated Off-Campus	Total	% of Total	Weighted Average Remaining Lease Term
Ground Lease	8,861	32	442	72	9,406	39.4	78 [5]
Fee Simple	10,498	1,437	2,002	525	14,461	60.6	
Total	**19,358**	**1,469**	**2,443**	**596**	**23,867**	**100.0**	

CONTRACTUAL LEASE ESCALATORS

	Leased Square Feet	% of Square Feet	Escalator %
Fixed	19,959	92.9	2.8
CPI	1,519	7.1	4.8 [6]
Total	**21,478**	**100.0**	**3.0**

PROVIDER SPECIALTY

	Healthpeak	National Benchmark[4]
Types of Specialties		
Orthopedics	10%	4%
Obstetrics / Gynecology	9%	5%
General / Specialty Surgery	8%	4%
Ambulatory Surgery Center	7%	N/A
Cardiovascular	6%	4%
Oncology	6%	3%
Imaging / Radiology	4%	3%
Neurology	4%	2%
Gastroenterology	3%	2%
Other	26%	40%
Total Specialties	**83%**	**67%**
Primary Care	**17%**	**33%**
Total	**100%**	**100%**

(1) Includes both triple-net lease structures, in which the tenant is directly responsible for all operating expenses of the property, and net lease structures, where the tenant is responsible for 100% of their pro rata share of operating expenses.

(2) A lease structure in which the rental rate includes the tenant's pro rata share of operating expenses. The pro rata share of expenses in the first year of the lease is considered the "base year" and any increase in expenses beyond the "base year" is recoverable from the tenant.

(3) A lease structure in which the tenant's pro rata share of operating expenses is presumed to be included in the rental rate, with no variability for fluctuations in operating expenses.

(4) U.S. physicians breakdown from AAMC, 2022 Physician Specialty Data Book.

(5) Includes renewal options.

(6) Includes both pure CPI leases, leases with a CPI floor averaging 2%, and certain leases containing CPI ceilings. The CPI escalator presented above is based on the average year-to-date year-over-year change in CPI, which will vary over time and is based on specific lease terms.

CCRC

As of and for the quarter ended March 31, 2023, dollars in thousands, except REVPOR

INVESTMENTS

	Property Count	Net Portfolio Investment[1]	Portfolio Real Estate Revenues, excluding NREFS	NREF Amortization	Portfolio Cash Opex	Portfolio Adjusted NOI	Units	Occupancy %	REVPOR CCRC	NREF Cash Collections
Operator										
Life Care Services	13	$ 1,249,959	$ 90,646	$ 16,979	$ (86,342)	$ 21,283	6,055	84.7	$ 6,995	$ 25,086
Sunrise Senior Living	2	264,472	16,688	2,908	(14,286)	5,311	1,052	74.0	8,388	3,705
Remaining	—	—	—	—	(447)	(447)	N/A	N/A	N/A	—
Total	**15**	**$ 1,514,431**	**$ 107,334**	**$ 19,887**	**$ (101,074)**	**$ 26,147**	**7,107**	**83.1**	**$ 7,179**	**$ 28,791**

TOTAL CCRC PORTFOLIO

	1Q22	2Q22	3Q22	4Q22	1Q23
Property count	15	15	15	15	15
Gross Portfolio Investment	$ 2,253,774	$ 2,267,711	$ 2,270,573	$ 2,285,837	$ 2,305,971
Net Portfolio Investment[1]	1,474,262	1,484,906	1,486,923	1,498,292	1,514,431
Units	7,344	7,344	7,280	7,183	7,107
IL, AL, and Memory Care Occupancy %	80.8	80.9	82.0	82.2	83.0
Skilled Nursing Occupancy %	81.3	82.3	81.7	83.4	83.7
Total Occupancy %	80.9	81.1	82.0	82.4	83.1
REVPOR CCRC	$ 7,190	$ 7,032	$ 6,908	$ 7,090	$ 7,179
REVPOR CCRC excluding NREF Amortization	6,126	5,943	5,794	5,892	6,056
NREF Cash Collections	$ 20,637	$ 28,938	$ 24,029	$ 27,858	$ 28,791
NREF Amortization	18,957	19,444	19,706	21,260	19,887
Portfolio Real Estate Revenues	$ 128,445	$ 125,569	$ 122,146	$ 125,920	$ 127,221
Portfolio Operating Expenses before management fee	(94,657)	(98,888)	(96,931)	(96,667)	(97,206)
Management fee	(3,231)	(3,389)	(3,333)	(3,444)	(3,918)
Portfolio NOI[2]	**$ 30,557**	**$ 23,292**	**$ 21,882**	**$ 25,809**	**$ 26,097**
Portfolio Cash Real Estate Revenues	$ 128,445	$ 125,569	$ 122,146	$ 125,920	$ 127,221
Portfolio Cash Operating Expenses before management fee	(94,657)	(98,888)	(96,931)	(94,366)	(97,156)
Management fee	(3,231)	(3,389)	(3,333)	(3,444)	(3,918)
Portfolio Adjusted NOI[2]	**$ 30,557**	**$ 23,292**	**$ 21,882**	**$ 28,109**	**$ 26,147**
Portfolio Adjusted NOI Margin %	23.8	18.5	17.9	22.3	20.6

(1) Net Portfolio Investment is gross Portfolio Investment as defined in the Glossary less Non-Refundable Entrance Fees ("NREFs") and refundable Entrance Fees, which appear on our Consolidated Balance Sheet in the Deferred revenue line and Accounts payable, accrued liabilities and other liabilities line, respectively. As of March 31, 2023, the balances of NREFs and refundable Entrance Fees were $527.5 million and $264.1 million, respectively.

(2) Includes government grants under the CARES Act for 1Q22, 2Q22, 3Q22, 4Q22 and 1Q23 of $6.9 million, $0.2 million, $0.0 million, $0.0 million, and $0.1 million, respectively.

CCRC | Same-Store

As of and for the quarter ended March 31, 2023, dollars in thousands, except REVPOR

SAME-STORE

	1Q22	2Q22	3Q22	4Q22	1Q23	Sequential Growth	Year-Over-Year Growth
Property count	15	15	15	15	15	—	—
Net Portfolio Investment	$ 1,474,262	$ 1,484,906	$ 1,486,923	$ 1,498,292	$ 1,514,431	1.1%	2.7%
Units	7,344	7,344	7,280	7,183	7,107	(1.1%)	(3.2%)
IL, AL, and Memory Care Occupancy %	80.8	80.9	82.0	82.2	83.0	80 bps	220 bps
Skilled Nursing Occupancy %	81.3	82.3	81.7	83.4	83.7	30 bps	240 bps
Total Occupancy %	80.9	81.1	82.0	82.4	83.1	70 bps	220 bps
REVPOR CCRC	$ 6,822	$ 7,020	$ 6,908	$ 7,090	$ 7,171	1.1%	5.1%
REVPOR CCRC excluding NREF Amortization	5,758	5,931	5,794	5,892	6,049	2.7%	5.0%
Portfolio Real Estate Revenues	$ 121,560	$ 125,360	$ 122,143	$ 125,873	$ 127,084	1.0%	4.5%
Portfolio Operating Expenses	(97,398)	(101,834)	(99,914)	(99,769)	(100,678)	0.9%	3.4%
Portfolio NOI[1]	$ 24,162	$ 23,526	$ 22,228	$ 26,104	$ 26,407	1.2%	9.3%
Portfolio Cash Real Estate Revenues	$ 121,560	$ 125,360	$ 122,143	$ 125,873	$ 127,084	1.0%	4.5%
Portfolio Cash Operating Expenses	(97,398)	(101,834)	(99,914)	(97,469)	(100,628)	3.2%	3.3%
Portfolio Adjusted NOI[1]	$ 24,162	$ 23,526	$ 22,228	$ 28,404	$ 26,457	(6.9%)	9.5%
Portfolio Adjusted NOI Margin %	19.9	18.8	18.2	22.6	20.8	-180 bps	90 bps

(1) Excludes government grants under the CARES Act for 1Q22, 2Q22, 3Q22, 4Q22 and 1Q23 of $6.5 million, $0.2 million, $0.0 million, $0.0 million, and $0.1 million, respectively.

Freedom Plaza CCRC
Sun City Center, FL

Other

As of and for the quarter ended March 31, 2023, dollars in thousands, except REVPOR

SOVEREIGN WEALTH FUND SENIOR HOUSING JV AT SHARE

		1Q22		2Q22		3Q22		4Q22		1Q23
Property count		19		19		19		19		19
Investment	$	458,352	$	460,543	$	462,219	$	464,068	$	465,707
Units		3,354		3,354		3,354		3,354		3,354
Occupancy %		75.8		75.8		77.5		78.3		78.0
REVPOR Other	$	4,278	$	4,234	$	4,276	$	4,250	$	4,633
Portfolio Real Estate Revenues	$	18,360	$	18,215	$	18,839	$	18,969	$	20,574
Portfolio Operating Expenses before management fee		(13,193)		(13,282)		(13,708)		(13,927)		(14,036)
Management fee		(862)		(868)		(891)		(901)		(970)
Portfolio NOI[1]	$	**4,305**	$	**4,065**	$	**4,240**	$	**4,140**	$	**5,569**
Portfolio Cash Real Estate Revenues	$	18,383	$	18,301	$	18,905	$	19,024	$	20,566
Portfolio Cash Operating Expenses before management fee		(13,224)		(13,313)		(13,698)		(13,935)		(14,049)
Management fee		(862)		(868)		(891)		(901)		(970)
Portfolio Cash (Adjusted) NOI[1]	$	**4,296**	$	**4,119**	$	**4,316**	$	**4,188**	$	**5,547**
Portfolio Cash (Adjusted) NOI Margin %		23.4		22.5		22.8		22.0		27.0

DEBT INVESTMENTS

		Investment[2]		Interest Income[3]	Weighted Average Yield[4]	Weighted Average Maturity in Years[5]
Seller financing loans[6][7]	$	212,831	$	6,163	7.5%	1.0
Total Debt Investments	$	**212,831**	$	**6,163**	**7.5%**	**1.0**

(1)   Includes government grants under the CARES Act for 1Q22, 2Q22, 3Q22, 4Q22 and 1Q23 of $0.3 million, $0.0 million, $0.2 million, $0.0 million, and $0.2 million, respectively.
(2)   Excludes $6.2 million of estimated reserves for loan losses under the current expected credit losses accounting standard in accordance with ASC 326, and resident loans on CCRC entrance fee contracts of $36.5 million.
(3)   Interest income includes income on loans paid off or partially paid off within the quarter.
(4)   Weighted average yield is based on loan balances at March 31, 2023 and does not include loans paid off during the quarter.
(5)   Weighted average maturity in years is based on initial maturity and excludes extension options. Including extension options weighted average maturity would be 1.3 years.
(6)   Seller financing loans receivable have floating interest rates subject to certain floors.
(7)   A seller financing loan of $14 million was repaid in April 2023, bringing our total Debt Investments to approximately $200 million.

2023 Guidance Information[1]

Projected full year 2023, dollars in millions, except per share amounts

* Represents Healthpeak's 2023 guidance ranges

Bolded items represent updates from previous Guidance ranges and assumptions

		FY 2023 Guidance	
		Apr 27, 2023	**Feb 7, 2023**
2023 Guidance Ranges and Supplemental Information			
Diluted earnings per common share*		$0.52 - $0.58	$0.52 - $0.58
Diluted Nareit FFO per common share*		$1.70 - $1.76	$1.70 - $1.76
Diluted FFO as adjusted per common share*		$1.70 - $1.76	$1.70 - $1.76
Diluted AFFO per common share		**$1.46 - $1.52**	$1.45 - $1.51
	% of NOI		
Total Portfolio Year-Over-Year Same-Store Cash NOI*	100%	**3.00% - 4.50%**	2.75% - 4.25%
Life Science	47%	3.00% - 4.50%	3.00% - 4.50%
Medical Office	42%	**2.50% - 3.50%**	2.00% - 3.00%
CCRC	11%	5.00% - 10.00%	5.00% - 10.00%
CCRC Non-Refundable Entrance Fees			
Non-refundable entrance fee amortization		$78 - $82	$78 - $82
Non-refundable entrance fee cash receipts		**$102 - $112**	$100 - $110
Sources and Uses			
January bond issuance (5.25% coupon)		$400	$400
Dispositions[2]		**$130**	$113
Seller financing repayments		$150 - $200	$150 - $200
Retained Earnings		$135 - $165	$135 - $165
Excess debt capacity (target mid-to-high 5x)		$300 - $450	$300 - $450
Total Sources		**$1,115 - $1,345**	~$1,100 - $1,325
Commercial paper (**~5.4%** average rate assumed for 2023)		$400	$400
Development (no new development starts assumed for 2023)[3]		$375 - $475	$375 - $475
Redevelopment[3]		**$175 - $225**	$150 - $200
1st generation TIs / revenue enhancing / ICE[3]		$150 - $200	$150 - $200
Acquisitions[2]		**$14**	$9
Other		**$0 - $30**	$15 - $40
Total Uses		**$1,115 - $1,345**	~$1,100 - $1,325

	Apr 27, 2023	**Feb 7, 2023**
2023 Guidance Midpoint Details[4]		
Total Cash (Adjusted) NOI	**$1,173**	$1,170
GAAP NOI Adjustments		
Straight-line rents	**$30**	$45
Amortization of (above) / below market rents	$25	$25
Life Science deferred revenue due to TI completion delays[5]	**($10)**	($15)
Other[6]	**$7**	$5
Total GAAP NOI	**$1,225**	$1,230
FFO Adjustments		
Interest income	**$22**	$20
General and administrative	($90)	($90)
Interest expense	**($202)**	($205)
Other[6]	$5	$5
Diluted FFO as adjusted	$960	$960
Diluted FFO as adjusted per common share	*$1.70 - $1.76*	*$1.70 - $1.76*
AFFO Adjustments		
Straight-line rents	**($30)**	($45)
Amortization of above / (below) market rents	($25)	($25)
Life Science deferred revenue due to TI completion delays[5]	**$10**	$15
Stock-based compensation amortization expense	$15	$15
Amortization of deferred financing costs	$10	$10
AFFO capital expenditures[3]	($105)	($105)
Other[6]	($5)	($5)
Diluted AFFO	**$830**	$820
Diluted AFFO per common share	***$1.46 - $1.52***	*$1.45 - $1.51*

(1) 2023 guidance excludes CARES Act grants in 2023 and 2022. Note: 2022 results included $7.8 million of total CARES Act grants, of which $6.8 million is related to the CCRC Same-Store portfolio.
(2) Dispositions include two Life Science assets and two MOB assets sold in 1Q23. Acquisitions include an Alewife land parcel purchase that closed in January 2023 and an acquisition of the remaining 80% interest for an MOB that closed in April 2023. No additional acquisition or disposition activity is assumed in 2023 guidance.
(3) Includes our share of unconsolidated JVs.
(4) Midpoint estimates presented are intended to be points on a range for the major components underlying Healthpeak's 2023 guidance.
(5) Deferred revenue recognition impact related to certain leases, accounting rules do not allow recognition of rental revenue in FFO until tenant improvement projects are substantially completed even if cash rent is received from the tenant.
(6) Other GAAP NOI items include various small items. Other FFO items include other income, income tax, unconsolidated JV FFO adjustments and various other items. Other AFFO items include deferred income tax, unconsolidated JV AFFO adjustments and various other items.

Glossary

Adjusted Fixed Charge Coverage*

Adjusted EBITDAre divided by Fixed Charges. Adjusted Fixed Charge Coverage is a supplemental measure of liquidity and our ability to meet interest payments on our outstanding debt and pay dividends to our preferred stockholders, if applicable. Our various debt agreements contain covenants that require us to maintain ratios similar to Adjusted Fixed Charge Coverage and credit rating agencies utilize similar ratios in evaluating and determining the credit rating on certain of our debt instruments. Adjusted Fixed Charge Coverage is subject to the same limitations and qualifications as Adjusted EBITDAre and Fixed Charges.

Adjusted Funds From Operations ("AFFO")*

See the "Adjusted Funds From Operations" definition included in the accompanying Discussion and Reconciliations of Non-GAAP Financial Measures for information regarding AFFO.

Annualized Base Rent

The most recent month's (or subsequent month's if acquired in the most recent month) base rent including additional rent floors, cash income from DFLs, and/or interest income annualized for 12 months. Annualized Base Rent includes the Company's share of unconsolidated JVs calculated on the same basis and excludes properties in our CCRC segment, properties sold or held for sale during the quarter, and noncontrolling interests' share of consolidated JVs calculated on the same basis. Further, Annualized Base Rent does not include expense recoveries, additional rents in excess of floors, and non-cash revenue adjustments (i.e., straight-line rents, amortization of market lease intangibles, DFL non-cash interest and deferred revenues). We use Annualized Base Rent for the purpose of determining Lease Expirations and Debt Investment Maturities.

Completion Date - Development/Redevelopment

For Developments, management's estimate of the period the core and shell structure improvements are expected to be or have been completed. For Redevelopments, management's estimate of the period in which major construction activity in relation to the scope of the project has been or will be substantially completed and excludes the completion of tenant improvements.

Consolidated Debt

The carrying amount of bank line of credit, commercial paper, term loans, senior unsecured notes, and mortgage debt, as reported in our consolidated financial statements.

Consolidated Gross Assets*

The carrying amount of total assets, excluding investments in and advances to our unconsolidated JVs, after adding back accumulated depreciation and amortization, as reported in our consolidated financial statements. Consolidated Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Consolidated Secured Debt

Mortgage and other debt secured by real estate, as reported in our consolidated financial statements.

Continuing Care Retirement Community ("CCRC")

A senior housing facility which provides at least three levels of care (i.e., independent living, assisted living and skilled nursing).

Debt Investments

Loans secured by a direct interest in real estate and mezzanine loans.

Development

Includes ground-up construction. Newly completed developments, are considered Stabilized at the earlier of lease-up (typically when the tenant(s) controls the physical use of 80% of the space) or 24 months from the date the property is placed in service.

Direct Financing Lease ("DFL")

Lease for which future minimum lease payments are recorded as a receivable and the difference between the future minimum lease payments and the estimated residual values less the cost of the properties is recorded as unearned income. Unearned income is deferred and amortized to income over the lease terms to provide a constant yield.

EBITDAre and Adjusted EBITDAre*

EBITDAre, or EBITDA for Real Estate, is a supplemental performance measure defined by the National Association of Real Estate Investment Trusts ("Nareit") and intended for real estate companies. It represents earnings before interest expense, income taxes, depreciation and amortization, gains or losses from sales of depreciable property (including gains or losses on change in control), and impairment charges (recoveries) related to depreciable property. Adjusted EBITDAre is defined as EBITDAre excluding other impairments (recoveries) and other losses (gains), transaction-related items, prepayment costs (benefits) associated with early retirement or payment of debt, restructuring and severance-related charges, litigation costs (recoveries), casualty-related charges (recoveries), stock compensation expense, and foreign currency remeasurement losses (gains), adjusted to reflect the impact of transactions that closed during the period as if the transactions were completed at the beginning of the period. EBITDAre and Adjusted EBITDAre include our pro rata share of our unconsolidated JVs presented on the same basis.

Enterprise Debt*

Consolidated Debt plus our pro rata share of total debt from our unconsolidated JVs. Enterprise Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of total debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Enterprise Gross Assets*

Consolidated Gross Assets plus our pro rata share of total gross assets from our unconsolidated JVs, after adding back accumulated depreciation and amortization. Enterprise Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Enterprise Secured Debt*

Consolidated Secured Debt plus our pro rata share of mortgage debt from our unconsolidated JVs. Enterprise Secured Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of Enterprise Secured Debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Entrance Fees

Certain of our CCRC communities have residency agreements which require the resident to pay an upfront entrance fee prior to taking occupancy at the community. For net income, NOI, Adjusted NOI, Nareit FFO, FFO as Adjusted, and AFFO, the non-refundable portion of the entrance fee is recorded as deferred entrance fee revenue and amortized over the estimated stay of the resident based on an actuarial valuation. The refundable portion of a resident's entrance fee is generally refundable within a certain number of months or days following contract termination or upon the sale of the unit. All refundable amounts due to residents at any time in the future are classified as liabilities.

Glossary

Financial Leverage*
Enterprise Debt divided by Enterprise Gross Assets. Financial Leverage is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Fixed Charges*
Total interest expense plus capitalized interest plus preferred stock dividends (if applicable). Fixed Charges also includes our pro rata share of the interest expense plus capitalized interest plus preferred stock dividends (if applicable) of our unconsolidated JVs. Fixed Charges is a supplemental measure of our interest payments on outstanding debt and dividends to preferred stockholders for purposes of presenting Fixed Charge Coverage and Adjusted Fixed Charge Coverage. Fixed Charges is subject to limitations and qualifications, as, among other things, it does not include all contractual obligations.

Funds From Operations ("Nareit FFO") and FFO as Adjusted*
See the "Funds From Operations" definition included in the accompanying Discussion and Reconciliations of Non-GAAP Financial Measures for information regarding Nareit FFO and FFO as Adjusted.

Healthcare Affiliated
Represents properties that are on-campus or adjacent to a healthcare system and properties that are leased 1/3 or more to a health system or physician group.

Initial Capital Expenditures ("ICE")
Expenditures required to bring a newly acquired property up to standard. The expenditures are typically identified during underwriting and incurred within the first year of ownership.

Investment and Portfolio Investment*
Represents: (i) the carrying amount of real estate assets and intangibles, after adding back accumulated depreciation and amortization and (ii) the carrying amount of DFLs and Debt Investments. Portfolio Investment also includes our pro rata share of the real estate assets and intangibles held in our unconsolidated JVs, presented on the same basis as Investment, and excludes noncontrolling interests' pro rata share of the real estate assets and intangibles held in our consolidated JVs, presented on the same basis. Investment and Portfolio Investment exclude land held for development.

Metropolitan Statistical Areas ("MSA")
Metropolitan Statistical Areas are geographic entities delineated by the Office of Management and Budget for use by Federal Statistical agencies in collecting, tabulating, and publishing Federal statistics. A metro area contains a core urban area of 50,000 or more population, consists of one or more counties and includes the counties containing the core urban area, as well as any adjacent counties that have a high degree of social and economic integration (as measured by commuting to work) with the urban core.

Net Debt*
Enterprise Debt less the carrying amount of cash and cash equivalents, restricted cash, and expected net proceeds from the future settlement of shares issued through our equity forward contracts, as reported in our consolidated financial statements and our pro rata share of cash and cash equivalents and restricted cash from our unconsolidated JVs. Net Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Net Debt to Adjusted EBITDAre*
Net Debt divided by Adjusted EBITDAre is a supplemental measure of our ability to decrease our debt. Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations.

Net Operating Income ("NOI") and Cash (Adjusted) NOI*
NOI is defined as real estate revenues (inclusive of rental and related revenues, resident fees and services, income from direct financing leases, and government grant income and exclusive of interest income), less property level operating expenses; NOI excludes all other financial statement amounts included in net income (loss). Cash (Adjusted) NOI is calculated as NOI after eliminating the effects of straight-line rents, DFL non-cash interest, amortization of market lease intangibles, termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fee income and expense. NOI and Cash (Adjusted) NOI include the Company's pro rata share of NOI and Cash (Adjusted) NOI from its unconsolidated JVs and exclude noncontrolling interests' pro rata share of NOI and Cash (Adjusted) NOI from consolidated joint ventures. See the "Net Operating Income ("NOI") and Cash (Adjusted) NOI" definition included in the accompanying Discussion and Reconciliation of Non-GAAP Financial Measures for further information regarding the impact of the Company's pro rata share on these measures.

Occupancy
For life science facilities and medical office buildings, Occupancy represents the percentage of total rentable square feet leased where leases have commenced, including month-to-month leases, as of the end of the period reported. For senior housing facilities, Occupancy represents the facilities' average operating Occupancy for the most recent calendar quarter (year-to-date for year-to-date SS) available based on units. The percentages shown are weighted to reflect our share and exclude newly completed facilities under lease-up, facilities acquired or transitioned to new operators during the relevant period, vacant facilities, facilities held for sale, facilities for which agreement has been reached to change reporting structure, and facilities for which data is not available or meaningful. All facility financial performance data was derived solely from information provided by operators/tenants/borrowers without independent verification by us.

Portfolio Adjusted NOI*
Portfolio Adjusted NOI is Portfolio Cash Real Estate Revenues less Portfolio Cash Operating Expenses.

Portfolio Operating Expenses and Portfolio Cash Operating Expenses*
Portfolio Operating Expenses and Portfolio Cash Operating Expenses are non-GAAP supplemental measures. Portfolio Operating Expenses represent property level operating expenses (which exclude transition costs). Portfolio Operating Expenses include consolidated operating expenses plus the Company's pro rata share of operating expenses from its unconsolidated JVs less noncontrolling interests' pro rata share of operating expenses from consolidated JVs. Portfolio Cash Operating Expenses represent Portfolio Operating Expenses after eliminating the effects of straight-line rents, lease termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fee expense.

Portfolio Income*
Cash (Adjusted) NOI plus interest income plus our pro rata share of Cash (Adjusted) NOI from our unconsolidated JVs less noncontrolling interests' pro rata share of Cash (Adjusted) NOI from consolidated JVs. Management believes that Portfolio Income is an important supplemental measure because it provides relevant and useful information regarding our performance; specifically, it is a measure of our property level profitability of the Company inclusive of interest income. Management believes that net income (loss) is the most directly comparable GAAP measure to Portfolio Income. Portfolio Income should not be viewed as an alternative measure of operating performance to net income (loss) as defined by GAAP since it does not reflect various excluded items.

Glossary

Portfolio Real Estate Revenues* and Portfolio Cash Real Estate Revenues*

Portfolio Real Estate Revenues and Portfolio Cash Real Estate Revenues are non-GAAP supplemental measures. Portfolio Real Estate Revenues include rental related revenues, resident fees and services, income from DFLs, and government grant income which is included in Other income (expense), net in our Consolidated Statement of Operations. Portfolio Real Estate Revenues include the Company's pro rata share from unconsolidated JVs presented on the same basis and exclude noncontrolling interests' pro rata share from consolidated JVs presented on the same basis. Portfolio Cash Real Estate Revenues include Portfolio Real Estate Revenues after eliminating the effects of straight-line rents, DFL non-cash interest, amortization of market lease intangibles, lease termination fees, and the impact of deferred community fee income.

Projected Stabilized Yield

Projected Cash (Adjusted) NOI at Stabilization divided by the expected total development costs.

Redevelopment

Properties that incur major capital expenditures to significantly improve, change the use, or reposition the property pursuant to a formal redevelopment plan. Newly completed redevelopments, are considered Stabilized at the earlier of lease-up (typically when the tenant(s) controls the physical use of 80% of the space) or 24 months from the date the property is placed in service.

Retention Rate

The ratio of total renewed square feet to the total square feet expiring and available for lease, excluding the square feet for tenant leases terminated for default or buy-out prior to the expiration of the lease and leases in assets designated as Held for Sale.

REVPOR CCRC*

The 3-month average Cash Real Estate Revenues per occupied unit excluding Cash NREFs for the most recent period available. REVPOR CCRC excludes newly completed assets under lease-up, assets sold, acquired or converted to a new operating structure during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. REVPOR cannot be derived from the information presented for the CCRC portfolio as units reflect 100% of the unit capacities for unconsolidated JVs and revenue is at the Company's pro rata share. All facility occupancy data was derived solely from information provided by operators without independent verification by us.

REVPOR Other*

The 3-month average Cash Real Estate Revenues per occupied unit for the most recent period available. REVPOR Other excludes newly completed assets under lease-up, assets sold, acquired or converted to a new operating structure during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. REVPOR cannot be derived from the information presented for the Other portfolio as units reflect 100% of the unit capacities for unconsolidated JVs and revenue is at the Company's pro rata share. All facility occupancy data was derived solely from information provided by operators without independent verification by us.

RIDEA

A structure whereby a taxable REIT subsidiary is permitted to rent a healthcare facility from its parent REIT and hire an independent contractor to operate the facility.

Same-Store ("SS")*

Same-Store NOI and Cash (Adjusted) NOI information allows us to evaluate the performance of our property portfolio under a consistent population by eliminating changes in the composition of our portfolio of properties, excluding properties within the other non-reportable segments. We include properties from our consolidated portfolio, as well as properties owned by our unconsolidated joint ventures in Same-Store NOI and Adjusted NOI (see NOI definition above for further discussion regarding our use of pro-rata share information and its limitations). Same-Store NOI and Adjusted NOI exclude government grant income under the CARES Act. Same-Store Adjusted NOI also excludes amortization of deferred revenue from tenant-funded improvements and certain non-property specific operating expenses that are allocated to each operating segment on a consolidated basis. Properties are included in Same-Store once they are stabilized for the full period in both comparison periods. Newly acquired operating assets are generally considered stabilized at the earlier of lease-up (typically when the tenant(s) control(s) the physical use of at least 80% of the space and rental payments have commenced) or 12 months from the acquisition date. Newly completed developments and redevelopments are considered stabilized at the earlier of lease-up or 24 months from the date the property is placed in service. Properties that experience a change in reporting structure are considered stabilized after 12 months in operations under a consistent reporting structure. A property is removed from Same-Store when it is classified as held for sale, sold, placed into redevelopment, experiences a casualty event that significantly impacts operations, a change in reporting structure or operator transition has been agreed to, or a significant tenant relocates from a Same-Store property to a non Same-Store property and that change results in a corresponding increase in revenue. We do not report Same-Store metrics for our other non-reportable segments.

Secured Debt Ratio*

Enterprise Secured Debt divided by Enterprise Gross Assets. Secured Debt Ratio is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Share of Consolidated Joint Ventures ("JVs")

Noncontrolling interests' pro rata share information is prepared by applying noncontrolling interests' actual ownership percentage for the period and is intended to reflect noncontrolling interests' proportionate economic interest in the financial position and operating results of properties in our portfolio.

Share of Unconsolidated Joint Ventures

Our pro rata share information is prepared by applying our actual ownership percentage for the period and is intended to reflect our proportionate economic interest in the financial position and operating results of properties in our portfolio.

Stabilized / Stabilization

Newly acquired operating assets are generally considered Stabilized at the earlier of lease-up (typically when the tenant(s) control(s) the physical use of at least 80% of the space and rental payments have commenced) or 12 months from the acquisition date. Newly completed developments and redevelopments are considered Stabilized at the earlier of lease-up or 24 months from the date the property is placed in service. Properties that experience a change in reporting structure are considered Stabilized after 12 months in operations under a consistent reporting structure.

Total Market Equity

The total number of outstanding shares of our common stock multiplied by the closing price per share of our common stock on the New York Stock Exchange as of period end, plus the total number of convertible partnership units multiplied by the closing price per share of our common stock on the New York Stock Exchange as of period end (adjusted for stock splits).

Units/Square Feet/Capacity

Senior housing facilities are measured in available units (e.g., studio, one or two bedroom units). Life science facilities and medical office buildings are measured in square feet, excluding square footage for development or square footage removed from service for redevelopment properties prior to completion. Capacities are presented at 100% ownership share.

---

*   Non-GAAP Supplemental Measures
Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the Non-GAAP Financial Measures used in this report can be found at
https://ir.healthpeak.com/quarterly-results.

Debt Ratios

Adjusted EBITDAre and Adjusted Fixed Charge Coverage

Dollars in thousands

NET INCOME TO ADJUSTED EBITDAre

	Three Months Ended March 31, 2023
Net income (loss)	$ 134,507
Interest expense	47,963
Income tax expense (benefit)	302
Depreciation and amortization	179,225
Other depreciation and amortization	1,257
Loss (gain) on sales of real estate	(81,578)
Share of unconsolidated JV:	
Interest expense	470
Income tax expense (benefit)	216
Depreciation and amortization	5,993
EBITDAre	$ 288,355
Transaction-related items[1]	2,425
Other impairments (recoveries) and losses (gains)[1]	(1,379)
Casualty-related charges (recoveries)[1]	535
Stock-based compensation amortization expense	3,287
Impact of transactions closed during the period[2]	(1,776)
Adjusted EBITDAre	$ 291,447

ADJUSTED FIXED CHARGE COVERAGE

Interest expense, including unconsolidated JV interest expense at share	48,433
Capitalized interest	14,390
Fixed Charges	$ 62,823
Adjusted Fixed Charge Coverage	4.6x

(1) This amount includes the corresponding line on the Funds from Operations reconciliation of this Earnings Release and Supplemental Report less the related tax impact included in the adjustment for income tax expense (benefit) above.
(2) Adjustment reflects the impact of transactions that closed during the period as if the transactions were completed at the beginning of the period.

Debt Ratios

As of and for the quarter ended March 31, 2023, dollars in thousands

ENTERPRISE DEBT AND NET DEBT

	March 31, 2023
Bank line of credit and commercial paper	$ 556,000
Term loan	496,168
Senior unsecured notes	5,056,543
Mortgage debt	345,167
Consolidated Debt	**$ 6,453,878**
Share of unconsolidated JV mortgage debt	39,835
Enterprise Debt	**$ 6,493,713**
Cash and cash equivalents	(59,235)
Share of unconsolidated JV cash and cash equivalents	(32,787)
Restricted cash	(57,990)
Share of unconsolidated JV restricted cash	(3,084)
Net Debt	**$ 6,340,617**

FINANCIAL LEVERAGE

	March 31, 2023
Enterprise Debt	$ 6,493,713
Enterprise Gross Assets	19,476,142
Financial Leverage	33.3%

SECURED DEBT RATIO

	March 31, 2023
Mortgage debt	$ 345,167
Share of unconsolidated JV mortgage debt	39,835
Enterprise Secured Debt	**$ 385,002**
Enterprise Gross Assets	19,476,142
Secured Debt Ratio	2.0%

NET DEBT TO ADJUSTED EBITDAre

	Three Months Ended March 31, 2023
Net Debt	$ 6,340,617
Annualized Adjusted EBITDAre[1]	1,165,788
Net Debt to Adjusted EBITDAre	5.44x

(1) For the three months ended, represents the current quarter Adjusted EBITDAre multiplied by a factor of four.

COMPANY
Information

BOARD OF DIRECTORS

KATHERINE M. SANDSTROM
Chair of the Board, Healthpeak Properties, Inc.
Former Senior Managing Director,
Heitman LLC

SCOTT M. BRINKER
President and Chief Executive Officer, Healthpeak Properties, Inc.

BRIAN G. CARTWRIGHT
Former General Counsel,
U.S. Securities and Exchange Commission

JAMES B. CONNOR
Former Chairman and Chief Executive Officer,
Duke Realty Corporation

CHRISTINE N. GARVEY
Former Global Head of Corporate
Real Estate Services, Deutsche Bank AG

R. KENT GRIFFIN, JR.
Managing Director, PHICAS Investors
Former President, BioMed Realty Trust, Inc.

DAVID B. HENRY
Former Vice Chairman and Chief Executive Officer,
Kimco Realty Corporation

SARA GROOTWASSINK LEWIS
Founder and Chief Executive Officer,
Lewis Corporate Advisors, LLC

EXECUTIVE MANAGEMENT

SCOTT M. BRINKER
President
Chief Executive Officer

PETER A. SCOTT
Chief Financial Officer

THOMAS M. KLARITCH
Chief Operating Officer

JEFFREY H. MILLER
General Counsel

SCOTT R. BOHN
Chief Development Officer
Co-Head of Life Science

ADAM G. MABRY
Chief Investment Officer

SHAWN G. JOHNSTON
Executive Vice President
Chief Accounting Officer

LISA A. ALONSO
Executive Vice President
Chief Human Resources Officer

ANKIT B. PATADIA
Executive Vice President
Treasurer, Corporate Finance

101 CambridgePark Drive
Boston, MA



101

Forward-Looking Statements & Risk Factors

Statements contained in this supplemental report that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof. Examples of forward-looking statements include, among other things: (i) statements regarding timing, outcomes and other details relating to current, pending or contemplated acquisitions, dispositions, transitions, developments, redevelopments, densifications, joint venture transactions, leasing activity and commitments, capital recycling plans, financing activities, or other transactions; and (ii) the information presented in the section titled "2023 Guidance Information." Pending acquisitions, dispositions, joint venture transactions, leasing activity, and financing activity, including those subject to binding agreements, remain subject to closing conditions and may not be completed within the anticipated timeframes or at all. Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this supplemental report, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. These risks and uncertainties include, but are not limited to: macroeconomic trends, including inflation, interest rates, labor costs, and unemployment; the ability of our existing and future tenants, operators, and borrowers to conduct their respective businesses in a manner that generates sufficient income to make rent and loan payments to us; the financial condition of our tenants, operators, and borrowers, including potential bankruptcies and downturns in their businesses, and their legal and regulatory proceedings; our concentration of real estate investments in the healthcare property sector, which makes us more vulnerable to a downturn in a specific sector than if we invested across multiple sectors; the illiquidity of real estate investments; our ability to identify and secure new or replacement tenants and operators; our property development, redevelopment, and tenant improvement activity risks, including project abandonments, project delays, and lower profits than expected; changes within the life science industry; significant regulation, funding requirements, and uncertainty faced by our life science tenants; the ability of the hospitals on whose campuses our medical office buildings (MOBs) are located and their affiliated healthcare systems to remain competitive or financially viable; our ability to develop, maintain, or expand hospital and health system client relationships; operational risks associated with third party management contracts, including the additional regulation and liabilities of our properties operated through RIDEA structures; economic conditions, natural disasters, weather, and other conditions that negatively affect geographic areas where we have concentrated investments; uninsured or underinsured losses, which could result in significant losses and/or performance declines by us or our tenants and operators; our investments in joint ventures and unconsolidated entities, including our lack of sole decision making authority and our reliance on our partners' financial condition and continued cooperation; our use of fixed rent escalators, contingent rent provisions, and/or rent escalators based on the Consumer Price Index; competition for suitable healthcare properties to grow our investment portfolio; our ability to foreclose or exercise rights on collateral securing our real estate-related loans; investment of substantial resources and time in transactions that are not consummated; our ability to successfully integrate or operate acquisitions; the potential impact on us and our tenants, operators, and borrowers from litigation matters, including rising liability and insurance costs; environmental compliance costs and liabilities associated with our real estate investments; epidemics, pandemics, or other infectious diseases, including Covid, and health and safety measures intended to reduce their spread; the loss or limited availability of our key personnel; our reliance on information technology systems and the potential impact of system failures, disruptions, or breaches; increased borrowing costs, including due to rising interest rates; cash available for distribution to stockholders and our ability to make dividend distributions at expected levels; the availability of external capital on acceptable terms or at all, including due to rising interest rates, changes in our credit ratings and the value of our common stock, volatility or uncertainty in the capital markets, and other factors; our ability to manage our indebtedness level and covenants in and changes to the terms of such indebtedness; bank failures or other events affecting financial institutions;

Continued



The Chandlery at the Shore
South San Francisco, CA

Forward-Looking Statements & Risk Factors (concluded)

the failure of our tenants, operators, and borrowers to comply with federal, state, and local laws and regulations, including resident health and safety requirements, as well as licensure, certification, and inspection requirements; required regulatory approvals to transfer our senior housing properties; compliance with the Americans with Disabilities Act and fire, safety, and other regulations; laws or regulations prohibiting eviction of our tenants; the requirements of, or changes to, governmental reimbursement programs such as Medicare or Medicaid; legislation to address federal government operations and administrative decisions affecting the Centers for Medicare and Medicaid Services; our participation in the CARES Act Provider Relief Fund and other Covid-related stimulus and relief programs; our ability to maintain our qualification as a REIT; changes to U.S. federal income tax laws, and potential deferred and contingent tax liabilities from corporate acquisitions; calculating non-REIT tax earnings and profits distributions; ownership limits in our charter that restrict ownership in our stock; provisions of Maryland law and our charter that could prevent a transaction that may otherwise be in the interest of our stockholders; and other risks and uncertainties described from time to time in our Securities and Exchange Commission (SEC) filings. Except as required by law, we do not undertake, and hereby disclaim, any obligation to update any forward-looking statements, which speak only as of the date on which they are made.

The information in this supplemental report should be read in conjunction with our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other information filed with the SEC. The Reporting Definitions (and Reconciliations of Non-GAAP Financial Measures) are an integral part of the information presented herein. You can access these documents on our website, www.healthpeak.com, free of charge, as well as amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained on our website is not incorporated by reference into, and should not be considered a part of, this supplemental report.

In addition, the SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers, including the Company, that file electronically with the SEC at www.sec.gov.

This supplemental report also includes market and industry data that the Company has obtained from market research, publicly available information and industry publications. The accuracy and completeness of such information are not guaranteed. The market and industry data is often based on industry surveys and preparers' experience in the industry. Similarly, although the Company believes that the surveys and market research that others have performed are reliable, such surveys and market research are subject to assumptions, estimates and other uncertainties and the Company has not independently verified this information.

For more information, contact Andrew Johns, Senior Vice President - Investor Relations, at (720) 428-5050.



Oyster Point Channel
South San Francisco, CA

Corporate HQ, Denver, CO

4600 South Syracuse Street, Suite 500
Denver, CO 80237
(720) 428 - 5050

Irvine, CA

1920 Main Street, Suite 1200
Irvine, CA 92614

Nashville, TN

3000 Meridian Boulevard, Suite 200
Franklin, TN 37067

South San Francisco, CA

101 Oyster Point Boulevard, Suite 102
South San Francisco, CA 94080

San Diego, CA

420 Stevens Avenue, Suite 170
Solana Beach, CA 92075

Boston, MA

35 CambridgePark Drive, Suite 150
Cambridge, MA 02140

